PROSPECTUS filed pursuant to Rule 424(b)(3)]
                                                     Registration No. 333-100016


The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.



                                   PROSPECTUS

                        Global Seafood Technologies, Inc.

                        10,000,000 Shares of Common Stock

This prospectus relates to the sale of up to 10,000,000 shares of our common stock by Fusion Capital Fund II, LLC. Fusion Capital is sometimes referred to in this prospectus as the selling stockholder. The prices at which Fusion Capital may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive proceeds from the sale of our shares by Fusion Capital.

Our common stock is quoted on the Nasdaq Over-The-Counter Bulletin Board under the symbol "GSFT." On February 12, 2003, the last reported sale price for our common stock as reported on the Nasdaq Over-The-Counter Bulletin Board was $0.30 per share.


                              --------------------


The selling stockholder is an "underwriter" within the meaning of the Securities Act of 1933, as amended.

The securities offered in this prospectus involve a high degree of risk. You should consider the "risk factors" beginning on page 3 before purchasing our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                              --------------------



                The date of this prospectus is February 12, 2003

                                Table of Contents

                            ------------------------


Prospectus Summary...........................................................1
Risk Factors.................................................................3
Cautionary Note Regarding Forward-Looking Statements.........................6
Use of Proceeds..............................................................6
Market for Common Equity and Related Stockholder Matters.....................7
Management's Discussion and Analysis of Financial Condition
  and Results of Operations..................................................8
Description of Business.....................................................16
Our Management..............................................................23
Security Ownership of Certain Beneficial Owners and Management..............27
Description of Capital Stock................................................28
The Fusion Transaction......................................................31
Transactions with Affiliates................................................35
Selling Stockholder.........................................................36
Plan of Distribution........................................................36
Legal Opinion...............................................................38
Experts.....................................................................38
Additional Information......................................................38
Index to Financial Statements..............................................F-1

Unless otherwise specified, the information in this prospectus is set forth as of December 31, 2002, and we anticipate that changes in our affairs will occur after such date. We have not authorized any person to give any information or to make any representations, other than as contained in this prospectus, in connection with the offer contained in this prospectus. If any person gives you any information or makes representations in connection with this offer, do not rely on it as information we have authorized. This prospectus is not an offer to sell our common stock in any state or other jurisdiction to any person to whom it is unlawful to make such offer.

                               PROSPECTUS SUMMARY

The following summary highlights selected information from this prospectus and may not contain all the information that is important to you. To understand our business and this offering fully, you should read this entire prospectus carefully, including the financial statements and the related notes beginning on page F-1. When we refer in this prospectus to our "company," "we," "us," and "our," we mean Global Seafood Technologies, Inc., a Nevada corporation, together with our subsidiaries. This prospectus contains forward-looking statements and information relating to Global Seafood Technologies, Inc. See Cautionary Note Regarding Forward Looking Statements on page 6.

Our Company

We are Global Seafood Technologies, Inc., a Nevada corporation formed in 1986. We process, package, grow and store shrimp and other seafood. Additionally, we distribute recreational fishing bait. We began these business operations in 1988. Our principal executive offices are located at 555 Bayview Avenue, Biloxi, Mississippi 39530. Our telephone number is (228) 435-3632. The address of our website is www.globalsea.com. Information on our website is not part of this prospectus.

The Offering

On February 19, 2002, we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC, as amended September 12, 2002, pursuant to which Fusion Capital has agreed to purchase from us, on each trading day, $12,500 of our common stock up to an aggregate, under certain conditions, of $10 million. Fusion Capital has neither the right nor the obligation to purchase our common stock at a price of less than $0.35 per share. Fusion Capital, the selling stockholder under this prospectus, is offering for sale up to 10,000,000 shares of our common stock that it has acquired, or may acquire, under the terms of the common stock purchase agreement. As of December 31, 2002, there were 16,368,418 shares of our common stock outstanding, including the 442,152 shares that we have issued to Fusion Capital as a commitment fee for its purchase obligations, but excluding the other 9,557,848 shares offered by Fusion Capital pursuant to this prospectus. The number of shares offered by this prospectus represents 61.09% of our total common stock outstanding as of December 31, 2002. Under the terms of the common stock purchase agreement, Fusion Capital may not purchase shares of our common stock if Fusion Capital, together with its affiliates, would beneficially own more than 9.9% of our common stock outstanding at the time of the purchase by Fusion Capital. Accordingly, based on the number of shares outstanding as of December 31, 2002, Fusion Capital and its affiliates could not beneficially own more than 1,620,473 shares of our common stock. The number of shares ultimately offered for sale by Fusion Capital depends upon the number of shares purchased by Fusion Capital under the common stock purchase agreement and the number of additional commitment shares to be issued to Fusion Capital under the common stock purchase agreement. See The Fusion Transaction on page 31.

Summary Financial Information

The following summary financial information has been derived from our consolidated financial statements that appear later in this prospectus and should be read in conjunction with those consolidated statements and related notes:

                                              For the Year                         For the Year
                                           Ended March 31, 2002                Ended March 31, 2001
Consolidated Statement
 of Operations Data:

Revenues                                       $13,741,779                          $17,075,981
Net Loss From Continuing Operations            $  (554,153)                         $  (395,656)
Loss From Discontinued Operations                                                   $   (89,475)
Extraordinary  Item                            $   927,041
Net Income (Loss) After Extraordinary
  Item                                         $   372,888                          $  (485,131)
Net  Loss Per Share (Before
  Extraordinary Item)                          $     (0.04)                         $     (0.04)
Extraordinary Item (Net of Tax) Per Share              .06                                   --
                                               -----------                          -----------
Basic Earnings (Loss) Per Share                $       .02                          $      (.04)

Consolidated Balance
Sheet Data:

Current Assets                                 $ 4,247,864                          $ 4,221,279
Total Assets                                   $ 8,179,490                          $ 7,423,548
Current Liabilities                            $ 1,828,730                          $ 1,723,463
Total Liabilities                              $ 3,354,400                          $ 3,053,235
Stockholders' Equity                           $ 4,825,090                          $ 4,370,313

                                             For the Six Months                  For the Six Months
                                          Ended September 30, 2002             Ended September 30, 2001
Consolidated Statement
 of Operations Data:

Revenues                                       $ 5,156,642                          $ 7,403,637
Net Income (Loss) From
  Continuing Operations                        $  (219,382)                         $   (48,361)
Basic Earnings (Loss) Per Share                $      (.01)                         $      (.00)

Consolidated Balance
Sheet Data:

Current Assets                                 $ 3,627,438                          $ 4,614,849
Total Assets                                   $ 8,193,805                          $ 8,040,335
Current Liabilities                            $ 2,179,425                          $ 2,364,465
Total Liabilities                              $ 3,572,153                          $ 3,652,333
Stockholders' Equity                           $ 4,621,652                          $ 4,388,002

                                  RISK FACTORS

An investment in our common stock is highly speculative, involves a high degree of risk, and should be made only by investors who can afford a complete loss. You should carefully consider the following risk factors, together with the other information in this prospectus, including our financial statements and the related notes, before you decide to buy our common stock. Our most significant risks and uncertainties are described below; however, they are not the only risks we face. If any of the following risks actually occur, our business, financial condition, or results of operations could be materially adversely affected, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock.

WE HAVE SUFFERED SIGNIFICANT OPERATING LOSSES FOR SEVERAL YEARS IN OUR HISTORY AND WE MAY NOT BE ABLE TO ACHIEVE PROFITABILITY.

We had an accumulated deficit of approximately ($992,921) as of September 30, 2002. Our company has reported a net loss from operations in each of the last two fiscal years ending March 31, 2002 and 2001. These losses have been primarily attributable to start up operations of two subsidiaries, Killer Bee, Inc. and Aquaculture Corporation of America, as well as an inventory adjustment at Killer Bee relating to the conversion to a point of sale system in our dealings with Wal-Mart. Additionally, since December 2001, our core seafood processing business has reported operating losses due to an economic slowdown in the commodity shrimp markets. It is possible that we will never be able to sustain or develop the revenue levels necessary to attain profitability.

EVEN WITH OUR FINANCING ARRANGEMENT WITH FUSION CAPITAL, WE WILL REQUIRE ADDITIONAL FINANCING TO SUSTAIN OUR OPERATIONS. WE MAY NOT BE ABLE TO OBTAIN SUCH FINANCING.

Excluding an extraordinary gain of $927,041 (net of income tax), we had a cash flow deficit from continuing operations of ($313,883) for the fiscal year ending March 31, 2002, and an operating cash flow deficit of ($239,676) for the fiscal year ending March 31, 2001. For the six month period ending September 30, 2002, we had a cash flow deficit from operating activities of ($134,033). We will need additional funds for business operations, including the purchase of inventories and reduction of accounts payable.

We only have the right to receive $12,500 per trading day under the agreement with Fusion Capital unless our stock price equals or exceeds $5.00, in which case the daily amount may be increased at our option. Fusion Capital shall not have the right or obligation to purchase any shares of our common stock on any trading days that the market price of our common stock is less than $0.35. Since we initially registered 9,115,696 shares for sale by Fusion Capital pursuant to this prospectus (excluding the total of 884,304 shares issuable to Fusion Capital as a commitment fee), the selling price of our common stock to Fusion Capital will have to average at least $1.10 per share for us to receive the maximum proceeds of $10 million without registering additional shares of common stock. Assuming a minimum purchase price of $0.35 per share (which is greater than the $0.32 closing sale price of our common stock on December 31,2002) and the purchase by Fusion Capital of the full 9,115,696 shares under the common stock purchase agreement, proceeds to us would only be $3,190,493.60, unless we choose to register more than 9,115,696 shares, which we have the right, but not the obligation, to do. See The Fusion Transaction on page 31.

The extent we rely on Fusion Capital as a source of funding will depend on a number of factors, including the prevailing market price of our common stock and the extent to which we are able to secure working capital from other sources. If obtaining sufficient financing from Fusion Capital were to prove prohibitively expensive, we will need to secure another source of funding in order to satisfy our working capital needs. Even if we are able to access the full $10 million under the common stock purchase agreement with Fusion Capital, we may still need additional capital to fully implement our business, operating and development plans. Our ability to raise additional financing depends on many factors beyond our control, including the state of capital markets, the market price of our common stock and the prospects for our business. Because our common stock is not listed on a major stock exchange, many investors may not be willing or allowed to purchase it or may demand steep discounts. The necessary additional financing may not be available to us or may be available only on terms that would result in further dilution to the current owners of our common stock. If the financing we require to sustain our working capital needs is unavailable or prohibitively expensive when we require it, the consequences would be a material adverse effect on our business, operating results, financial condition and prospects.

RAPID FLUCTUATIONS IN SUPPLIES OF IMPORTED SEAFOOD AND RESULTING COMMODITY SHRIMP PRICES CAN ADVERSELY AFFECT OUR REVENUES.

Increased availability of imported shrimp, particularly shrimp grown in aquaculture in Asia, can affect our business by lowering commodity prices. This can reduce the value of inventories, held both by us and by our customers, and cause many of our customers to reduce their orders for new products until they can dispose of their higher cost inventories. Our revenues can decline as a result of both a decrease in processing volume at Custom Pack, our core business segment, as well as a general decrease in sales that results from lower prices. During the period from March 2000 to October 2001, shrimp prices declined 40%, which negatively affected our operations. Alternatively, large decreases in supplies can result in increased commodity prices and increased prices at the consumer level. A resulting slowdown in consumer spending occasioned by these relatively higher prices can result in lower processing sales at Custom Pack. We cannot predict whether commodity shrimp prices will again recover to previous levels or whether rapid fluctuations in supply (whether increases or decreases) will be repeated.

WE WILL BE ADVERSELY AFFECTED IF WE LOSE ONE OF OUR MAJOR CUSTOMERS.

For the fiscal year ending March 31, 2002, one company accounted for more than thirty percent of our sales, and three others each accounted for ten percent or more of our sales. If for some reason any of these companies made their purchases elsewhere, or were unable to continue to purchase from us, we would be materially adversely affected.

A LOW MARKET PRICE MAY SEVERELY LIMIT THE POTENTIAL MARKET FOR OUR COMMON STOCK.

Our common stock is currently trading at a price substantially below $5.00 per share, subjecting trading in the stock to certain SEC rules requiring additional disclosures by broker-dealers. These rules generally apply to any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions (a "penny stock"). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and institutional or wealthy investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to the sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotations for the penny stock and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Such information must be provided to the customer orally or in writing before or with the written confirmation of trade sent to the customer. Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The additional burdens imposed upon broker-dealers by such requirements could discourage broker-dealers from effecting transactions in our common stock.

THE MARKET PRICE OF OUR COMMON STOCK IS HIGHLY VOLATILE.

The market price of our common stock has been and is expected to continue to be highly volatile. Factors, including announcements of innovations by us or other companies, regulatory matters, new or existing products or procedures, concerns about our financial position, operating results, litigation, government regulation, or developments or disputes relating to proprietary rights may have a significant impact on the market price of our stock. In addition, potential dilutive effects of future sales of shares of common stock by stockholders and by our company, including Fusion Capital pursuant to this prospectus and subsequent sale of common stock by the holders of warrants and options for our Company's common stock, could have an adverse effect on the price of our common stock.

OUR COMMON STOCK IS TRADED OVER THE COUNTER, WHICH MAY DEPRIVE STOCKHOLDERS OF THE FULL VALUE OF THEIR SHARES.

Our common stock is quoted via the Over The Counter Bulletin Board (OTCBB). As such, our common stock may have fewer market makers, lower trading volumes and larger spreads between bid and asked prices than securities listed on an exchange such as the New York Stock Exchange or the NASDAQ. These factors may result in higher price volatility and less market liquidity for the common stock.

THE SALE OF OUR COMMON STOCK TO FUSION CAPITAL MAY CAUSE DILUTION AND THE SALE OF THE SHARES OF COMMON STOCK ACQUIRED BY FUSION CAPITAL COULD CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE.

The purchase price for the common stock to be issued to Fusion Capital pursuant to the common stock purchase agreement will fluctuate based on the price of our common stock. All shares in this offering are freely tradable. Fusion Capital may sell none, some or all of the shares of common stock purchased from us at any time. We expect that the shares offered by this prospectus will be sold over a period of up to 40 months from the date of this prospectus. Depending upon market liquidity at the time, a sale of shares under this offering at any given time could cause the trading price of our common stock to decline. The sale of a substantial number of shares of our common stock under this offering, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

WE MAY HAVE DIFFICULTY RETAINING QUALIFIED PERSONNEL AND OUR BUSINESS MAY SUFFER IF WE DO NOT.

Losing any senior member of the management team could have an adverse effect on our operations. Our success depends on our ability to retain management personnel with expertise and experience in the seafood processing, fishing bait, and freshwater shrimp production businesses. None of our management personnel have employment contracts or other agreements which would prevent them from leaving our employ or from competing with us if they decided to leave our company.

SOME PROVISIONS OF OUR ORGANIZATIONAL AND GOVERNING DOCUMENTS MAY HAVE THE EFFECT OF DETERRING THIRD PARTIES FROM MAKING TAKEOVER BIDS FOR CONTROL OF OUR COMPANY OR MAY BE USED TO HINDER OR DELAY A TAKEOVER BID.

Our certificate of incorporation authorizes the creation and issuance of "blank check" preferred stock. Our Board of Directors may divide this stock into one or more series and set their rights. The Board of Directors may, without prior stockholder approval, issue any of the shares of "blank check" preferred stock with dividend, liquidation, conversion, voting or other rights, which could adversely affect the relative voting power or other rights of the common stock. Preferred stock could be used as a method of discouraging, delaying, or preventing a take-over of our company. If we issue "blank check" preferred stock, it could have a dilutive effect upon our common stock. This would decrease the chance that our stockholders would realize a premium over market price for their shares of common stock as a result of a takeover bid, should one occur.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include statements regarding, among other things, (a) our projected sales and profitability, (b) our growth strategies, (c) anticipated trends in our industry, (d) our future financing plans, and (e) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend," or "project" or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Business," as well as in this prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described in this prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this filing will in fact occur. In addition to the information expressly required to be included in this filing, we will provide such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

                                 USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by Fusion Capital. We will receive no proceeds from the sale of shares of common stock in this offering. However, we may receive up to $10 million in proceeds from the sale of our common stock to Fusion Capital under the common stock purchase agreement. We contemplate using these funds to improve cash liquidity, pay down debt and to fund possible acquisitions.

We have operated at a loss in recent years, and the availability of conventional financing through banks or other sources has been limited because of this operating history. Although we have available a bank line of credit of up to $1,000,000 for working capital purposes, this line of credit has been fully utilized at times and cannot be expanded, given our history of operating losses. Moreover, our consolidated cash balances have been reduced to $47,038 as of September 30, 2002. We presently intend, over a two to four month period commencing on the date of this Prospectus, to sell up to $500,000 of our common stock to Fusion Capital to improve cash liquidity, repay bank debt, and reduce accounts payable. By paying a portion of bank debt, we will also be able to reduce interest charges, which totaled $144,445 in the last fiscal year ending March 31, 2002. After this initial sale, if our management considers it advantageous based on conditions at the time, we may sell additional shares of our stock to Fusion Capital in the future to be applied in a similar manner.

Additionally, we may sell our stock to Fusion Capital in order to finance the acquisition of strategic companies that might enhance our overall position in the industry. The seafood industry is highly fragmented with many small sized companies competing at all levels of operation from procurement to processing to wholesale distribution. One or more of these companies may make attractive acquisition targets for us, although no specific acquisition has been currently identified, and it is possible that none will be found. Given the size of our company and the length of time required to put any other form of equity financing in place, we believe that having the ability to sell our stock to Fusion Capital in order to raise funds for such an acquisition is strategically advantageous.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock trades on the Over-the-Counter Bulletin Board under the trading symbol "GSFT." The prices set forth below reflect the quarterly high, low and closing sales prices for shares of our common stock during the last two fiscal years as reported by Commodity Systems, Inc. These quotations reflect inter-dealer prices, without retail markup, markdown or commission, and may not represent actual transactions.

                                                 High          Low        Close
                                                 ----          ---        -----
         Nine Month period ending
         December 31, 2002
         First Quarter (4/1/02-6/30/02)          $.91          $.30        $.37
         Second Quarter (7/1/02-9/30/02)         $.51          $.30        $.41
         Third Quarter  (10/1/02-12/31/02)       $.51          $.25        $.32

         Fiscal Year ending March 31, 2002
         First Quarter (4/1/01-6/30/01)          1.05          1.59        2.45
         Second Quarter (7/1/01-9/30/01)         2.00          1.13        1.15
         Third Quarter (10/1/01-12/31/01)        1.15           .51         .53
         Fourth Quarter (1/1/02-3/31/02)         1.35           .53         .81

         Fiscal Year ending March 31, 2001
         First Quarter (4/1/00-6/30/00)          1.03           .52         .75
         Second Quarter (7/1/00-9/30/00)         1.00           .52         .88
         Third Quarter (10/1/00-12/31/00)         .95           .281        .30
         Fourth Quarter  (1/1/01-3/31/01)       3.093           .34        2.22

On December 31, 2002, our common stock closed at $0.32 per share. As of December 31, 2002, we had approximately 334 holders of record of our common stock. We estimate that there are approximately 4,200 beneficial owners of our common stock held in "street name."

We have not paid any dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. We intend to retain any earnings to finance the growth of our business. We cannot assure you that we will ever pay cash dividends. Whether we pay cash dividends in the future will be at the discretion of our Board of Directors and will depend upon our financial condition, results of operations, capital requirements and any other factors that the Board of Directors decides is relevant.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with our Financial Statements and the Notes related to those statements, as well as the other financial information included in this Form SB-2. Some of our discussion is forward-looking and involves risks and uncertainties. For information regarding risk factors that could have a material adverse effect on our business, refer to the Risk Factors section of this Form SB-2.

BUSINESS SEGMENTS

Our three business segments are seafood processing, recreational fishing bait, and aquaculture.

Seafood Processing

Our core seafood packaging business, which is conducted through our Custom Pack subsidiary, provided 87% of our total company revenues in the fiscal year ending March 31, 2001, 78% of our total company revenues in the fiscal year ending March 31, 2002, and 62% for the six month period ending September 30, 2002. The declining contribution of Custom Pack revenues as a percentage of total revenues is a function of increased revenue in our recreational fishing bait business segment as well as a decrease in volume of 28% at Custom Pack when comparing the last two fiscal years, and a decrease of 33% in volume when comparing the six month periods ending September 30, 2001 and 2002, respectively. Custom Pack revenues had increased by 19% from the year ending March 31, 2000 to the year ending March 31, 2001. An overall weakness in the shrimp market globally has contributed to the lower volume since March 31, 2001. We believe that this weakness is a function of increased supplies of imported seafood, and the generally slower economy in the U.S., as well as the effects on consumers of the September 11, 2001 terrorist attacks. We have seen a slight recovery in shrimp prices and demand, but cannot predict the duration or strength of such an improvement in the future. All of our sales were in the United States for the last two fiscal years. Foreign sales from present operations are not expected to be a material factor in future revenues.

Recreational Fishing Bait

For the fiscal year ending March 31, 2002, Killer Bee, our recreational fishing bait business, accounted for 21% of our total revenues compared to 13% for the fiscal year ending March 31, 2001. For the six month period ending September 30, 2002, Killer Bee accounted for 36% of total company revenues. Revenue from Killer Bee is fundamentally strong, although our conversion to a "Point Of Sale"
(POS) settlement with Wal-Mart in September, 2001 deflated recorded revenues in the second quarter and in the third quarter of our fiscal year ending March 31, 2002. Killer Bee distributes to approximately 150 Wal-Mart stores, and the conversion to POS had the effect of our buying back approximately one month of inventory on hand at those stores. Despite this adjustment, sales for the March 31, 2002 fiscal year increased 30% to $2,881,549 from $2,215,887 in the March 31, 2001 fiscal year. This increase resulted primarily from the growth in sales outlets from our acquisition of certain assets of Natural Bait Brokers, Inc. in February, 2001. Killer Bee revenues increased 97% in the fiscal year ending March 31, 2001 over recorded levels in the fiscal year ending March 31, 2000, which was the first year of Killer Bee operations. The Wal-Mart POS system has greatly enhanced our efficiency and is a significant factor in the recorded reduction in operating overhead discussed below. Because of tropical storm activity in September, 2002, sales in September 2002 were lower than in the preceding September, which resulted in an overall 13% decrease in Killer Bee revenue for the six month period ending September 30, 2002 compared to the same six month period in the prior year. We expect a comparatively strong season for the remainder of the fiscal year for Killer Bee, subject to the availability of inventory supplies, which have been adequate so far this year.

Freshwater Shrimp Aquaculture

Aquaculture supplied revenues of only $164,709 and $72,593, respectively, in the fiscal years ended March 31, 2002 and 2001, and $113,851 for the six months ending September 30, 2002. While this represented only 1% of our total revenues for the fiscal year ended March 31, 2002, we continue to expect further contributions from this business segment in future periods because of the expanded interest of independent farmers to grow freshwater shrimp. Our hatchery in Ocean Springs, Mississippi, supplies independent and joint venture farms, and we are continuing our expansion in the current season. As an example, in February 2002 we entered into an agreement with AquaPro Corporation to supply shrimp for up to 300 acres of catfish ponds which AquaPro intends to convert to freshwater shrimp production.

RESULTS OF OPERATIONS

Net Income (Loss)

We reported a consolidated net profit of $372,888 for the March 31, 2002 fiscal year, or $0.02 per share, compared to a net loss of ($485,131), or ($0.04) per share, in the same period in the preceding fiscal year. We incurred losses from continuing operations of ($554,153) that were offset by an extraordinary gain from insurance proceeds. On a business segment basis, Custom Pack, our core business, showed an operating loss of ($189,708) before taxes and before recognition of the $927,041 net extraordinary gain from insurance proceeds. These operations were affected by a decline of 28% in Custom Pack's volume. Killer Bee reported an operating loss of ($316,286) which resulted primarily from the Wal-Mart POS adjustments described above, which lead to a ($234,450) loss during the third quarter of the fiscal year ending March 31, 2002. Killer Bee had recorded a loss of ($668,782) for the fiscal year ending March 31, 2001. Our aquaculture business reported a loss of ($328,085) from operations for the fiscal year ending March 31, 2002, as compared to a loss of ($248,358) from operations for the preceding fiscal year.

We reported a consolidated net loss from operations for the six month period ending September 30, 2002 of ($219,382) compared to a net loss of ($48,361) in the same period of the preceding fiscal year. The loss was attributable to operations of Custom Pack, our core seafood processing business, which lost ($429,243). Declines in processing volume and commodity prices were factors that lead to this loss. This business is beginning to experience a recovery in volume that may be reflected in the remaining quarters of this current fiscal year. Killer Bee contributed a profit of $320,954 for the six month period ended September 30, 2002, compared to a reported loss of ($146,962) for the six month period ended September 30, 2001. This operating profit was achieved through a reduction in operating expenses. Our aquaculture business reported a ($104,140) loss for the six month period.

Net Sales

In our latest fiscal year, net sales primarily reflected the results of our core processing and packaging operations (78%) and our recreational bait segment (21%). The amount of core revenues recognized in any given year is a function of whether the products in these business segments are either: a) purchased, processed, and packaged by us, or b) processed and packaged for third parties on a consignment basis. In the first instance, revenues would be higher, reflecting the cost of the product, and in the latter case revenues would only reflect a processing charge. Gross profits are relatively unaffected by either scenario, but the reported net sales figures can be greatly affected. Core revenues are also affected by consumer spending patterns and by purchasing decisions by supermarkets.

Total net sales for the March 31, 2002 fiscal year decreased 20% as compared to the March 31, 2001 year, falling from $17,075,981 to $13,741,779. The decrease was related to a decline in product sales and processing sales in Custom Pack, our core business segment, which were a function of the weak shrimp markets during the year. Sales of product at Custom Pack declined 28% when comparing the March 31, 2002 fiscal year to the preceding fiscal year, and this is in line with commodity price declines of up to 40% which occurred during the two year period ending March 31, 2002. Total net sales had increased 26% when comparing fiscal years ending March 31, 2001 to March 31, 2000 as a result of growth in both Custom Pack and Killer Bee. Killer Bee has expanded its number of corporate and independent accounts to over 700 in number, primarily with the addition of 83 Wal-Mart and other locations as part of our acquisition of certain assets of Natural Bait Brokers, Inc. in February, 2001.

Continuing the trend of declining sales that took place from the 2001 to the 2002 fiscal years, our net sales for the six months ended September 30, 2002 decreased 30% as compared to the six month period ended September 30, 2001 from $7,403,637 to $5,156,642, resulting from decreases both in product sales and processing sales in the core seafood business segment as well as lower sales in the fishing bait segment.

Expenses

Cost of sales includes processing and packaging costs, including plant labor, in-bound and out-bound freight, and the raw material (seafood) costs where the products are processed for our own account. Where processing is done for third-party accounts, the raw material (seafood) costs are not carried on our books. Approximately 10% of net sales in the fiscal year ending March 31,2002 in the seafood processing business segment represents processing for third parties, in which case we charge a processing fee and do not maintain any inventory level of product for our own account.

The decrease in cost of sales from $14,719,345 to $10,703,485 (a 27% decrease in the fiscal year ending March 31, 2002 compared with the same period ending March 31, 2001) reflects the lower costs of product in our seafood processing segment. However, overall gross profit increased from $2,356,636 to $3,038,294 as a result of increased sales with higher margins available from our recreational fishing bait operations. Between the fiscal years March 31, 2001 and 2000, cost of sales increased 42% while net sales increased only 26%. The difference reflected a reduction in consignment processing that was not fully made up through production activity for our own account.

Cost of sales for the six month period ended September 30, 2002 decreased to $3,066,859 from $4,920,105 in the comparable period of the preceding fiscal year (a 38% decline) reflecting the lower volume of product sales in both the core seafood processing segment and the fishing bait segment. The gross margin in our processing business was adversely affected because of market weakness. Overall gross profit declined by 16% to a level of $2,089,783 for the six month period ended September 30, 2002. Our Killer Bee operations were able to increase the level of gross profit in the six month period ending September 30, 2002 by $185,526 (or 23%), when compared with the six month period ending September 30, 2001. This increase in Killer Bee gross profit resulted from higher pricing and lower costs of product.

Selling, general and administrative expenses increased by $476,190 (17%) from the March 31, 2001 fiscal year to the March 31, 2002 fiscal year. There was a slightly greater increase in the Custom Pack core business component than at Killer Bee, which experienced a 13% increase. Although we initially added overhead expenses in conjunction with Killer Bee's acquisition of Natural Bait customers in February, 2001, we were ultimately able to reduce expenses later in the year through consolidation and efficiencies brought about by the POS conversion with Wal-Mart. Selling, general and administrative expenses had declined by 3% to a level of $2,870,998 comparing fiscal years March 31, 2001 to March 31, 2000.

Selling, general and administrative expenses decreased by 12% in comparing the six-month periods ending September 30, 2002 and 2001. Overhead expenses benefited from efficiencies that were achieved in our Killer Bee segment. We do not anticipate the need to incur administrative expenses in excess of their current level in the near future.

Extraordinary Items and Other Income (Expenses)

We sustained significant fire damage to our headquarters offices and a part of our processing plant on March 30, 2001, which resulted in the rebuilding of our facilities during the last year. The facilities were fully insured for replacement value, with the result that we recognized a $927,041 gain, net of income tax of $477,567, as the insurance proceeds were in excess of the book value of the replaced (destroyed) assets. We reported other income (expense) of ($66,158), which excludes any gain on disposition of assets, compared to

$134,362 of other income recorded in the year ended March 31, 2001. Other income (expense) reflects lease payments received from rental of our property, interest income and interest expense.

Income Tax Expense (Benefit)

For the last two fiscal years ended March 31, 2001 and 2002, we have recognized an income tax benefit from continuing operations of $357,260 and $279,926, respectively. As of March 31, 2002, we had a net operating loss carryforward of $1,943,000 that may be offset against future taxable income through 2022. This benefit will be realized only as operating profits, if any, are realized.

Working Capital

We expect our requirements for working capital to increase as we continue to execute our business plans for both Killer Bee and for our aquaculture division. Historically, Custom Pack, our core business segment, has not required significant inventories for its operations, because products were either sold immediately after processing or were packaged for third-party accounts. In order to satisfy customer demands, we have been required to package more product for our own account, thus resulting in an increase in inventories. As a result, Custom Pack inventories have shown an increase from $427,277 at March 31, 2001 to $797,711 at March 31, 2002. Additionally, beginning with the acquisition of Killer Bee, Inc. in 1999, we began packaging and distributing frozen bait products for the recreational fishing industry. The nature of this business segment requires that we acquire, process, and have available for distribution an adequate supply of product in inventory. As this business expands, our relative levels of inventory will also expand. Killer Bee inventories stabilized at $417,748 as of March 31, 2002 compared to $437,725 as of the end of the previous fiscal year. Our total company inventories have increased from $641,708 at March 31, 2000, to $865,003 at March 31, 2001, to $1,215,458 at March 31,
2002. At September 30, 2002 total company inventories were $1,202,268, a decrease of 1% from March 31, 2002 year-end levels and a decrease of 27% from the amount as of September 30, 2001.

Historically, sales for Custom Pack have generally been settled at the time of wholesale delivery, so that accounts receivable have customarily been maintained at relatively low levels. As we have begun to process more product for our own account, however, our sales invoices have increased, as they include both our carrying costs and costs of processing. Additionally, Custom Pack has experienced an increase in accounts receivable in line with the overall market weakness. Accordingly, total Custom Pack receivables (including those from both related and unrelated parties) grew from $1,311,864 to $1,753,392 over the last fiscal year, despite the decline in sales volume. As of September 30, 2002, total Custom Pack net receivables were $1,438,642. Even though Killer Bee experienced an increase in sales of 30% during the last fiscal year, its accounts receivable declined from $413,158 to $326,141, resulting from improvements in corporate account collections. As of September 30, 2002, total Killer Bee receivables were $248,770, which reflects the seasonal level of sales that typically occurs in this period. Our total company net accounts receivable from unrelated parties have increased from $851,718 at March 31, 2000 to $1,719,136 at March 31, 2001 to $1,736,833 at March 31, 2002. At September 30,
2002 this amount totaled $1,681,527 compared with $2,384,490 as of September 30, 2001. Our total company net accounts receivable from related parties totaled $350,451 at March 31, 2000, $299,918 at March 31, 2001, and $375,112 at March
31, 2002. At September 30, 2002, related party accounts receivable had been reduced to $71,726. Our total net accounts receivable, from all parties, have increased from $1,202,169 at March 31, 2000 to $2,019,054 at March 31, 2001 and
to $2,111,945 at March 31, 2002. Total net accounts receivable, from all parties, stood at $1,753,253 as of September 30, 2002, compared to $2,701,330 as of September 30, 2001.

We had cash balances of $334,580, $1,313,729, and $1,303,120 as of March 31,
2002, March 31, 2001, and March 31, 2000, respectively. At September 30, 2002 we reported cash balances of $47,038, compared to cash balances of $243,632 as of September 30, 2001. Additionally, we maintain a line of credit of up to $1,000,000 with a bank for working capital purposes. Although the line of credit has a maximum limit of $1,000,000, the amount we can actually borrow at any time may be less than that, based on the level of accounts receivable and inventory. See Description of Business - Loans on page 20.

As of March 31, 2000, 2001 and 2002, we did not have any outstanding borrowings under the line of credit. The outstanding balance on the line of credit on September 30, 2002 was $853,000 compared to $0 as of September 30, 2001. During the two fiscal years ending March 31, 2001 and March 31, 2002, the maximum amount outstanding at any one time on the line of credit was $680,000 and the average daily balance outstanding on the line of credit was $115,288 in fiscal year 2002 and $18,729 in fiscal year 2001.

Seasonality

Because of the availability of seafood throughout the world markets, there is only a modest seasonal factor for our Custom Pack seafood processing business volume as measured in pounds. Typically, our operating activities increase slightly during the spring and fall domestic shrimp harvesting seasons, depending on the abundance of the crop that is found in the wild. The revenues of Killer Bee demonstrate seasonality that reflects the higher recreational fishing activities in the warmer months of the year from April through September. We expect that approximately two-thirds of Killer Bee's annual revenues will be recognized during this period of time. Future revenues of the aquaculture division will reflect the sale of juvenile shrimp in the first quarter and a seasonal harvest of product, which is recognized in the second and third quarters of our fiscal year, or at the time of product sale when product is carried in inventory.

Commodity Prices

Our business has not historically maintained large inventory levels of commodity seafood that would be affected by rapid increases or decreases in commodity seafood prices (primarily shrimp prices). However, our customers often maintain substantial inventory supplies. In commodity markets, where prices rise or fall rapidly, the demand for our processing and packaging services can be affected by the inventory decisions of our customers. Between the market peak in March 2000 to a low point in October 2001, a weighted average price for shrimp of all sizes declined 40% over the 19 month period. Our company experienced a decline in processing volume over the same period, but because our charges are based on a fixed price per pound (rather than a percentage of the commodity price) we were impacted to a much lesser degree of magnitude on this business.

Inflation/Deflation

Our business is not significantly affected by inflation on the cost side, as we anticipate that any increased costs can be passed on to our customers. Our business has been affected more by deflation over the last year, as commodity shrimp prices have fallen to the lowest levels in decades, which has been reflected in the decline in our sales revenues.

New Products and Services

Our recreational fishing bait business, Killer Bee, has introduced several non-bait products and shelf stable (non-frozen) bait products into distribution to the fishing industry on a trial basis. The products include a motion sickness relief band, designer logo apparel and other fishing products. We have also offered customized advertising on the packaging of seafood we process for customers. To date, the revenues from these test products have not had a significant impact on operations, and we do not expect that they will have a material effect on revenues in the short term.

We do not anticipate, in the foreseeable future, that it will be necessary to expand our plant and equipment, which is sufficient for our business operations.

Cash Flow

Our operations have generated operating losses in the past, which were anticipated and were funded from financing activities, as described below. Although we expect that profits will ultimately provide a source of funds in the future to help fund the need for working capital that will be occasioned by growth, we cannot assure you that we will be successful in generating operating profits.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations, SFAS No. 142, Goodwill and Other Intangible Assets, and SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 141 revises the guidance for business combinations and eliminates the pooling-of-interests method. SFAS No. 142 eliminates the amortization requirement for goodwill and certain other intangible assets and requires an annual impairment assessment. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. None of these standards, which are effective for fiscal years beginning after December 15, 2001 (SFAS Nos. 141 and 142) and for fiscal years beginning after June 30, 2002 (SFAS No. 143), are anticipated to have any impact on our financial condition or results from operations, except for the adoption of SFAS 142, which resulted in no amortization of goodwill for the year ended March 31, 2002. In addition, in August 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This standard, which is effective for fiscal years beginning after December 15, 2001, is not anticipated to have any impact on our financial condition or results of operations.

Operating Activities

Our Consolidated Statement of Cash Flows reported $613,158 in funds provided by operating activities in the March 31, 2002 fiscal year, compared to $239,676 in funds used in operating activities in the prior fiscal year. Net proceeds and deferred taxes resulting from our insurance gain offset increases in both accounts receivable and inventory to provide positive cash flow in the March 31, 2002 fiscal year. The operating loss in the March 31, 2001 year used $395,656 in funds. Depreciation and Amortization provided $391,183 and $317,717, respectively, in the March 31, 2002 and March 31, 2001 fiscal years.

We reported $134,033 in funds used by operating activities in the six month period ended September 30, 2002 compared to $1,071,764 used in operating activities in the September 30, 2001 period. Both accounts payable and accounts receivable were reduced in the period. The operating loss of ($219,382) in the six month period ending September 30, 2002 was offset by non-cash charges of depreciation and amortization totaling $257,412 for that period.

Investing Activities

Net investing activities in the March 31, 2002 fiscal year consumed $1,539,441 in funds, as we substantially rebuilt our corporate offices and a portion of our processing plant. In the prior fiscal year, we used $549,460 in funds, which included investment in property and equipment additions to our aquaculture facilities.

Net investing activities in the six month period ended September 30, 2002 consumed $873,049 in funds compared to $408,860 in funds used in the six month period ended September 30, 2001. The activities included the completion of property and equipment additions that had been destroyed by fire and were rebuilt from insurance proceeds, which accounts for the large increase over the prior year period.

Financing Activities

Our financing activities for the fiscal year ending March 31, 2002 were limited primarily to payments on loans and leases in the amount of $274,445 and new borrowings and lease obligations of $171,579. We also received $50,000 in common stock proceeds. The conversion of outstanding preferred stock to common stock, which took place in June, 2001 had no effect on cash flows in that period. In the six month period ending September 30, 2002, financing activities provided $719,540, compared with $410,526 in the same period ending September 30, 2001. This increase resulted primarily from borrowings of $853,000 under our line of credit.

In the fiscal year ending March 31, 2001, financing activities were a significant source of cash flow for us. Financing activities provided $799,745 in the fiscal year ending March 31, 2001, consisting of $1,000,000 in additional capital contributed from the exercise of stock options, less $200,255 in payments on note and lease obligations.

On February 19, 2002, we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC, as amended September 12, 2002, for the issuance and purchase of our common stock. Under the common stock purchase agreement, Fusion Capital committed to purchase up to $10 million of our common stock over a forty-month period that commences when this Registration Statement becomes effective. Once the Registration Statement is declared effective, Fusion Capital is to purchase $12,500 of our common stock on each trading day during the term of the agreement, subject to our right to increase, decrease or suspend purchases by Fusion Capital. The purchase price of the shares of common stock will be equal to a price based upon the future market price of the common stock without any fixed discount to the market price. However, Fusion Capital does not have the right and is not obligated to purchase our stock in the event that the purchase price is below $0.35. Consequently, the amount and timing of proceeds under the agreement with Fusion Capital is uncertain. See The Fusion Transaction on page 31. We intend to use the proceeds from the sale of our common stock to Fusion Capital, if any, to improve cash liquidity, pay down debt, and fund possible acquisitions, if market conditions are favorable and if we determine that sales of our common stock are not having a significant negative impact on the share price of our common stock.

We cannot assure you that the additional capital we may require to finance operations will be available on acceptable terms, if at all. Any failure to secure additional financing will force us to modify our business plan. In addition, we cannot assure you that we will achieve profitability in the future.

OUTLOOK

In the near term, we plan to continue product innovation within our core seafood processing business. We do not, however, anticipate substantial growth in this business segment, and anticipate that this business segment will report a small operating profit in the fiscal year ending March 31, 2003. We anticipate solid growth in our recreational fishing bait business, as we have reduced our unit costs as a result of our acquisition of certain assets of Natural Bait Brokers, Inc. in 2001, and as our sales are expanding through Wal-Mart and other outlets. The recreational fishing bait segment posted an operating loss in the fiscal year ending March 31, 2002, but it was profitable in the final quarter of that fiscal year, and in the first six months of the current fiscal year. We expect that it will be profitable in the full fiscal year ending March 31, 2003. Although our aquaculture business does not constitute a substantial part of our revenues, we see long term potential in this business segment. Because sales in this early stage of this business are not sufficiently high to provide operational efficiency, the aquaculture business segment did not post a profit for the fiscal year ending March 31, 2002, but we do expect it to post a small profit in the fiscal year ending March 31, 2003. Overall, we reported a profit in the fiscal year ending March 31, 2002, arising from a substantial non-recurring gain on fixed assets that exceeded operating losses. We reported a loss in the first six months of the current fiscal year, but we expect to report a small operating profit in the full fiscal year ending March 31, 2003. We can, however, offer no assurances to you that we will in fact report a profit.

As a longer term strategy, we will entertain strategic mergers and acquisitions of both processing and sales entities, which would increase market share, improve profit margins, and facilitate unified marketing efforts that create brand identification.


                             DESCRIPTION OF BUSINESS

We were founded as Custom Pack, Inc., which was incorporated under the laws of the State of Mississippi in 1988. Through a reverse merger completed in 1995, Custom Pack became a wholly-owned subsidiary of International Custom Pack, Inc., the successor in name to Enviro Solutions International, Inc., which in turn was successor in name to Rue de Rivoli Perfumeries of America, Ltd., a Nevada corporation organized in 1986. In December, 1998, our company changed its name to Global Seafood Technologies, Inc. to reflect the expansion of business activities beyond the core business of seafood processing and packaging. The expanded activities include the processing, packaging, and distribution of bait products for recreational fishing and the aquaculture production of seafood.

During the last three years, we have worked to improve our processing business, which is conducted through Custom Pack, Inc., through production of value-added products. Our recreational fishing bait business, operated by our wholly-owned subsidiary, Killer Bee, Inc., has expanded rapidly since inception three years ago, and currently distributes bait products in the Southeastern United States. We started to develop our freshwater shrimp production business during this three-year period, which now includes a commercial hatchery and nursery facility and joint venture farms in the United States and Guyana. We have actively solicited independent growers to purchase post-larvae shrimp and juvenile shrimp. In some cases, these independent growers provide grown product to our processing and packaging facilities.

Custom Pack

Our principal line of business is the full-service processing, packaging, and storage of shrimp and other seafood. This business is conducted through a wholly-owned subsidiary, Custom Pack, Inc. The products are distributed, using contract carriers, to many of the nation's largest seafood restaurant chains and retail grocery outlets. For the last three fiscal years ending March 31, 2002, March 31, 2001, and March 31, 2000, Custom Pack operations accounted for 78%, 87% and 93% of total company revenues, respectively.

We provide an increasing variety of seafood items, which are conveniently packaged for commercial or consumer use. Frozen, headless shrimp (with shell on) is the principal product processed, which is frequently packaged in one-pound and two-pound packages. Peeled shrimp is also processed under private labels for customers or for distribution to restaurants. A small volume of frozen fish fillets are packaged for distribution, as well.

We continue to focus on packaging innovations and value-added specialty entrees to expand sales and increase margins in our packaging business. The IQF (individual quick freeze) processing method has contributed to many innovations in bringing seafood products to the consumer. Custom Pack has developed a shrimp stir fry product for the Aurora Foods "Chef's Choice" brand, and continues to package cooked shrimp rings (with cocktail sauce) and other value-added, ready-to-cook, ready-to-eat seafood products.

Seafood consumption is a large and growing market in the United States and worldwide. The United Nations Food and Agricultural Organization estimates the annual worldwide market for seafood products to be in excess of $50 billion, of which the United States market is approximately $8 billion. The world market for shrimp alone is $30 billion, with the United States portion about $3 billion. Consumption of all seafood products, and particularly shrimp, has risen steadily throughout the last two decades.

The seafood industry is very fragmented. It is characterized by thousands of suppliers and middlemen throughout the distribution chain from product procurement, wholesale distributors, and retail food stores or restaurants. Seafood is sold fresh, or frozen in blocks or by IQF (individual quick freeze) methods. Custom Pack is one of the largest IQF processors of seafood in the United States.

There is no major player in the seafood industry that commands a significantly large market share, creates a nationally recognized brand name, or establishes descriptive product standards. Products like shrimp are sold on a commodity-type basis with little uniformity of size or species. Restaurants, supermarkets, and other outlets buy a variety of products from a variety of suppliers. Product availability and consistency of quality are important factors in the service provided.

In our most recent fiscal year ending March 31, 2002, our principal customers providing seafood for processing were Choice Canning, providing 19% of product processed (based on cost) and G & G Trading (which is partially owned, and is controlled by, two officers of our company), providing 11% of product. Three customers of Custom Pack, our core business segment, accounted for more than ten percent of our total company sales in our most recent fiscal year - Aurora Foods, Inc., which accounted for 31% of our Company's revenues, H.T. Hackney, which accounted for 14%, and GNS Seafood, which accounted for 12%.

Killer Bee Bait

We package and distribute recreational fishing bait products through our Killer Bee, Inc. subsidiary, which was acquired in April, 1999. These products include varieties of bait shrimp, catfish bait, eels, cut squid, whole squid, cigar minnows, ballyhoo, frozen chum, and menhaden oil. The products are primarily packaged in frozen form in our own facilities and in contracted facilities in Pascagoula, MS.

In contrast to our Custom Pack operations, this segment of our business concentrates on an entirely different demand segment for products of the sea. However, we utilize many of our supply sources for our seafood business to supply the "Killer Bee Bait" line as well. Because of these established sources of supply, we believe we are in a position to acquire adequate supplies of recreational fishing bait products to support this business.

We acquired the assets and brand name of Drag N Bait, Inc. in June 1999 to strengthen our source of supply for the key bait product, ballyhoo, and we have further strengthened our ballyhoo supply sources with contacts in Mexico and Nicaragua. In February, 2001 we acquired the assets and distribution rights of Natural Bait Brokers, Inc., which added 86 Wal-Mart locations and solidified our distribution in the Florida market. Integration of the business from these two former competitors has now given us a leading position in the bait market in the Southeast United States. Our principal customer is Wal-Mart, which accounted for approximately 60% of Killer Bee's sales in the fiscal year ending March 31, 2002. On a company-wide basis, Wal-Mart accounted for 12% of our total company sales in the fiscal year ending March 31, 2002.

The "Killer Bee" name is a registered trade name, and the products are sold through Wal-Mart, K-Mart, and other large retail outlets, and at independent marinas and bait shops. At the end of the 2000 fiscal year - the first year of introduction to the market - Killer Bee products were being sold in over 100 large retail outlets and to over 200 independent outlets in a 10 state area from Texas to Virginia. At the conclusion of the 2001 fiscal year, distribution had expanded to over 700 locations. This customer base has remained stable throughout our last fiscal year ending March 31, 2002.

The recreational bait industry represents a $1.0 Billion sales market annually in the United States, according to 1996 Department of Commerce Wildlife and Fisheries data, which includes both freshwater and saltwater fishing. We have chosen to focus initially on establishing ourselves in the saltwater market primarily in the Southeastern United States, but we expect to further develop our customer base to include other saltwater fishing states as well as the inland freshwater market. To that end, we also look for certain non-bait products that can utilize the developing Killer Bee(C) brand.

We are not aware of any single dominant company or nationally recognized brand name for bait products, and we have the objective of establishing Killer Bee Bait in that position over time.

Aquaculture

We are engaged in the development of farm grown freshwater shrimp through our wholly-owned subsidiary, Aquaculture Corporation of America ("ACA"), which last year operated as a division of Custom Pack. In February, 2001 we completed an expansion of our hatchery and nursery facility in Ocean Springs, MS, which was acquired in 1997 as a tilapia farm. The facility has been converted to a hatchery and nursery for freshwater shrimp for stocking in ponds that are operated in joint ventures or by independent growers. We control the spawning of eggs in our hatchery. The eggs hatch into microscopic "nauplii," which then mature into "post-larvae", and then into "juveniles." Both the post-larvae and the juveniles are marketable. Our hatchery is currently producing commercial quantities of post-larvae and juveniles. We derive revenues from the sale of post-larvae and juveniles, and from the sale of mature shrimp in joint ventures. Our seafood processing division, Custom Pack, may realize increased processing volumes in the future, as the farm grown shrimp may be purchased from growers for processing. The revenues from this segment are not presently significant, accounting for less than 1% in the last fiscal year, but further expansion is anticipated in the current fiscal year. We are actively exploring further opportunities for commercial production arrangements with several independent third parties.

In 2001 we entered into a joint venture to establish a freshwater shrimp farm in the Republic of Guyana, whose tropical location is expected to produce year-round production. Our commitment to the enterprise is in the form of technology transfer and the delivery of post-larvae shrimp as seed stock. We have no capital commitments, and will share in 20% of the net profits, if any. The joint venture will initially develop up to 300 acres, and some minor contribution to revenues is possible in the fiscal year ending March 31, 2003.

In February 2002 we entered into a joint venture agreement with AquaPro Corporation, an operator of catfish farms in Mississippi. AquaPro will initially convert approximately 300 acres of catfish ponds to shrimp production. We will contribute juvenile shrimp to stock the ponds at our cost and will share in the net profits, if any.

Approximately 75% of the shrimp consumed worldwide are caught in the oceans, and about 25% are grown in aquaculture. Shrimp grown in freshwater have been produced overseas and imported to the United States on a relatively limited basis. Custom Pack processed approximately 4 million pounds of this product in the fiscal year ending March 31, 2002. There is very little production of freshwater shrimp in the United States. Given the demand for shrimp and the limitations on future supplies from the oceans, we believe there is the potential for substantial growth in the freshwater farming of shrimp.

We have developed certain business knowledge and practices relating to the commercial production of freshwater shrimp, which we deem to be proprietary. Patents do not protect this intellectual property, but our company relies upon common law rights and contracts to establish and protect its interests. There can be no assurance that our measures to protect our intellectual property will deter or prevent its unauthorized use, but we believe that we have, at a minimum, established an advantage in the initial commercial production of this product. If we are unable to protect our intellectual property rights, it could negatively affect the results of future operations through increased competition.

Statutory and Regulatory Changes

The terms and conditions under which we prepare, pack and distribute our seafood products are subject to government regulation. Federal laws and Federal Trade Commission regulations apply to interstate distribution of frozen seafood products, while particular state regulatory authorities have jurisdiction over seafood distribution and sale within their borders. Hazard Analysis and Critical Control Point ("HACCP") regulations took effect in the seafood processing industry in December 1997. These regulations are intended to identify, evaluate and control potential hazards to food safety at each stage of food processing. Our facilities have been in compliance continuously since the effective date.

The discharge of water wastes from our facilities is in full compliance with existing government regulations and standards. We do not envision that any significant capital expenditures will be required for environmental control procedures in the foreseeable future.

Employees

We employ approximately 120 persons during the year, of which approximately 85 persons are employed on a full-time basis. This number does not include independent commission salesmen, who we classify as independent contractors rather than employees. Our employees are not unionized.

Our Property

We own all of our processing facilities. The seafood processing and packaging business is conducted through our Custom Pack subsidiary at its plant located at 555 Bayview Avenue, Biloxi, MS. The plant facility occupies over 42,766 square feet of floor space, including processing areas, coolers, and freezers and is on
3.74 acres of property. This facility also contains our corporate offices, which we have rebuilt and expanded to meet our future needs in the aftermath of a fire.

We discontinued operations during 2000 at our CoMar Foods, Inc. plant located at 10200 Cody Driskell Road, Irvington, AL. We dissolved CoMar Foods, Inc. in December, 2000. The products which had been processed in Irvington are now processed in Biloxi at the Custom Pack facility. The CoMar location, consisting of 12,800 square feet of processing space on 10 acres of property, is currently offered for sale or lease.

Our aquaculture business is conducted at our facility located at 8300 Pickering Forest Road in Ocean Springs, MS, which occupies 25 acres and includes three geothermal water wells. This property houses our freshwater shrimp hatchery, which was recently constructed. We have also recently expanded this facility.

We maintain insurance for physical loss on all properties described above, and we believe that the amount of this insurance coverage provides adequate protection. On March 30, 2001, our administrative offices, certain office equipment, and a portion of our plant were destroyed by fire, which otherwise did only minimal damage to our processing areas and processing equipment. We were fully insured for total replacement cost and have rebuilt our offices and damaged portions of our plant facility. Because insurance proceeds exceeded the net book value of property that was destroyed, we realized a $927,041 gain, net of income tax of $477,567.

Should our freezing and storage capacity be affected by widespread municipal power shortages, we would have a period of five to seven days to address such loss of power through alternative means before any losses would be experienced. All of our properties are in good condition.

Loans

The Company has a line of credit arrangement with SouthTrust Bank, Biloxi, Mississippi. The rate of interest on the line of credit is variable, equal to the base rate of SouthTrust Bank, which was 4.75 percent as of December 31, 2002. The line of credit matures on October 16, 2003. We may borrow up to $1,000,000 under the line of credit, subject to a "borrowing base" limitation, which provides that we may not borrow an amount in excess of the sum of (i) eighty percent of our accounts receivable outstanding for less than 90 days from unrelated parties plus (ii) seventy-five percent of our inventory. Applying these restrictions, as of October 31, 2002, the maximum amount we could borrow was $972,809, while as of November 30, 2002, we could borrow the full amount of $1,000,000. The actual balance outstanding on the line of credit fluctuates daily, and as of December 31, 2002, was $873,000.

We also have a term loan in the amount of $1,115,000 from SouthTrust Bank. The loan is payable in 35 monthly payments of approximately $9,000 each, together with a balloon payment of approximately $963,000, due on November 14, 2005. The rate of interest on the term loan is variable, equal to one quarter percent above the base rate of SouthTrust Bank.

Our loans with SouthTrust Bank are secured by a security interest in all of our accounts receivable and inventory, and a deed of trust encumbering our real estate.

Legal Proceedings

We are involved in litigation regarding our common stock. The events that precipitated the dispute regarding our common stock occurred before our current management took control of our company. Based on the information available to us, before the reverse merger of Custom Pack, Inc. into our predecessor by change in name, Enviro Solutions International, Inc., a person then in control of our Company, or his agent, transferred an aggregate of 1,700,000 shares of our common stock, apparently without consideration, to Mr. Larry Skolnick. The seller of the shares sued to rescind the sale, alleging that Mr. Skolnick did not pay the seller for the shares. Prior to the filing of the suit, Mr. Skolnick apparently disposed of approximately 356,000 of the 1,700,000 shares originally issued to him, leaving him with ownership of approximately 1,344,000 shares. Because of the potential impact of the dispute on our company, we acquired the original seller's interest in the suit. Our company and Mr. Skolnick subsequently agreed to settle their dispute. Under the terms of the settlement agreement, we paid the sum of $175,000 to acquire the shares owned, either directly or beneficially, by Mr. Skolnick. Although we paid the settlement amount of $175,000 to Mr. Skolnick or his representative, he did not deliver to us the shares at issue, substantially all of which are held for the account of two Swiss financial institutions. On November 24, 1998, Mr. Skolnick filed suit in the Supreme Court of the State of New York in New York City (Proceeding number 98605716) against Brown Brothers Harriman & Co., in its capacity as custodian for one of the Swiss institutions holding approximately 945,000 shares. Alleging that we breached the settlement agreement, Mr. Skolnick claimed that he was entitled to all of the shares of our company held by Brown Brothers Harriman, and requested that the court require Brown Brothers Harriman to commence an interpleader action, which is a proceeding to determine the rightful owner of the shares at issue. We then intervened in the suit, alleging, among other matters, that it was Mr. Skolnick, and not our company, that breached the settlement agreement, and Mr. Skolnick had no right to the shares held by Brown Brothers Harriman. We also filed third party complaints against other institutions holding claims on the shares that Mr. Skolnick agreed to transfer to us under the settlement agreement. Although we do not expect Mr. Skolnick to prevail in his direct claims against us, it is possible that the Swiss institutions to whom Mr. Skolnick transferred shares will assert lien or other claims against the shares that a court could determine are superior to any claims of our company on such shares. These institutions have not asserted the basis of any such claims, so we are not able to assess the validity of these claims, if they are in fact asserted. In any event, we have issued stop transfer orders with our transfer agent on all of the 1,700,000 shares originally issued to Mr. Skolnick, and we do not consider them to be outstanding. If we do not prevail in these proceedings, the various financial institutions that hold the shares could require us to recognize their shares. If so, this would cause dilution for existing shareholders, because the approximately 1,344,000 shares at issue would increase by more than 8% the number of outstanding shares of our company. Similarly, the holder or holders of the approximately 356,000 shares transferred by Mr. Skolnick before we signed the settlement agreement (and therefore not covered by the terms of the settlement agreement) could bring an action to require recognition of those shares. If such a holder prevailed in that action, dilution of existing shareholders' interests would occur. Additionally, we are aware of possible unasserted claims of persons or entities that have received share certificates that purport to represent approximately 850,000 shares of our common stock. We believe these shares were not validly issued, and do not consider the shares of stock purportedly represented by these share certificates to be outstanding. We also have reason to believe that some or all of these shares may be included among the 1,700,000 shares purportedly issued by us to Mr. Skolnick, as discussed above. Although no litigation is pending, or to our knowledge, threatened, in connection with these invalid share certificates, if a holder of these invalid certificates were to successfully bring an action seeking to recognize the validity of the holder's shares, we would be required to recognize those shares as validly issued, resulting in dilution of existing shareholders' interests.

Other than as described above, neither our company nor any of our directors or executive officers, nor any controlling shareholder, is a party to any pending legal or administrative proceeding having the potential for any material affect on our business, nor are any of our properties the subject of such a proceeding, and we know of no such proceeding that is threatened to be brought.

                                 OUR MANAGEMENT

Directors and Executive Officers


The table below contains a list of the members of the Board of Directors and Executive Officers of our Company:

                                                                    Years of
                                                                   Service in
                                                                  Position with
Name                    Age    Position                             Company*
----                    ---    --------                         ----------------
Brent Gutierrez         40     Director (Chairman of the Board
                               of Directors), Chief Executive          14
                               Officer, and President

Clayton F. Gutierrez    38     Director, Senior Vice                   14
                               President and Secretary

Frank C. Gutierrez      68     Director                                14

Anita K. Gutierrez      61     Director, Treasurer                     14

Lance McNeill           46     Director                                 1



*includes service with our company after the 1995 acquisition of Custom Pack, Inc. by our company and with Custom Pack, Inc. before the 1995 acquisition.

Mr. Brent Gutierrez is a founder of Custom Pack, Inc. and has served as its Chairman of the Board of Directors, Chief Executive Officer and President since it began doing business in February 1988 as Custom Pack, Inc. Mr. Gutierrez has held the same positions with our company since the reverse merger in 1995. Prior to his involvement with Custom Pack, he attended Millsaps College in Jackson, Mississippi and Mississippi State University in Starkville, Mississippi, where he graduated summa cum laude in 1984 with a bachelor of science degree in food science and engineering. Mr. Gutierrez is a director and vice president of Gulf Transport, Inc., which is a service company with minimal revenues. He is a director and vice-president of G&G Trading Company, Inc., which is a seafood trading company, and is vice-president and director of Custom Cold Storage, Inc., a cold storage company. He is also a member of B&C Holding, L.L.C., which is a holding company for real estate investments.

Mr. Clayton F. Gutierrez is also a founder of Custom Pack, Inc. and has served as a member of the Board of Directors and as Senior Vice President and Secretary since 1988. Mr. Gutierrez has held the same positions with our company since the reverse merger in 1995. Prior to his involvement with our company, he attended the University of Southern Mississippi, where he graduated in 1986 with a degree in management information systems. Mr. Gutierrez is a director and president of Gulf Transport, Inc. He is also a director, secretary and treasurer of G&G Trading Company, Inc., is president and director of Custom Cold Storage, Inc., and is a member of B&C Holding, L.L.C.

As a founder, Mr. Frank Gutierrez has served as a member of Custom Pack, Inc.'s Board of Directors since 1988 and a member of the Board of Directors of our company since the reverse merger in 1995. Prior to his involvement with Custom Pack, he was an owner and manager of Biloxi Freezing Company. Mr. Gutierrez attended Mississippi State College and Mississippi Southern University from 1952-1955. Mr. Gutierrez serves on the Board of Directors of Custom Cold Storage, Inc., and Gulf Transport, Inc.

As a founder, Ms. Anita Gutierrez has served as a member of Custom Pack, Inc.'s Board of Directors since 1988 and a member of the Board of Directors of our company since the reverse merger in 1995. She is Treasurer of our company. Prior to her involvement with Custom Pack, she served as Controller of Biloxi Freezing Company. Ms. Gutierrez serves on the Board of Directors of Custom Cold Storage, Inc., and Gulf Transport, Inc.

Mr. McNeill was elected to the Board of Directors in February 2001. Since February, 2001, he has been President and CEO of Viasys, a company based in Lakeland, Florida, which is engaged in the transportation and utility construction business, with offices in fifteen locations throughout the southeastern United States. From 1997 to 2001, he was President and CEO of Outback Sports, a hospitality and entertainment division of Outback Steakhouse, Inc. From 1982 to 1997, Mr. McNeill was President and Chief Executive Officer of McNeill & Company, a private investment firm. Mr. McNeill graduated from the University of South Florida in 1979 with a bachelor of arts degree, with majors in Accounting and Marketing.

Anita and Frank Gutierrez are married, and are the parents of Clayton and Brent Gutierrez. All of the members of the Board of Directors serve for concurrent one year terms, expiring at our annual meeting held in July. All of the executive officers of our company also serve on the Board of Directors of our company. Each of our principal officers is elected by and serves at the pleasure of the Board of Directors. None of our executive officers have employment agreements with us.

Executive Compensation

Summary Compensation Table

The following table sets forth certain information for the last three fiscal years concerning the annual and long-term compensation of our Chief Executive Officer and our other two executive officers having annual compensation in excess of $100,000 during the last fiscal year (the Named Executives).

                                       SUMMARY COMPENSATION TABLE

                                                                           Long Term Compensation
                                                              --------------------------------------------------
                                  Annual Compensation                   Awards            Payouts
----------------------------------------------------------------------------------------------------------------
                Fiscal                                                       Securities
   Name and      Year                                Other      Restricted    Underlying          All Other
   Principal     ending                              Compen-       Stock       Options/     LTIP    Compen-
   Position      March 31     Salary        Bonus    sation         Awards       SAR's    Payouts   sation
----------------------------------------------------------------------------------------------------------------
Brent             2002       $156,000        $0            $0           $0             0         $0          $0
Gutierrez         2001       $156,000        $0      $252,500(1)        $0             0         $0          $0
(Chief Executive  2000       $139,500        $0            $0           $0             0         $0          $0
 Officer)
----------------------------------------------------------------------------------------------------------------
Clayton           2002       $156,000        $0            $0           $0             0         $0          $0
Gutierrez         2001       $156,000        $0      $252,500(1)        $0             0         $0          $0
(Senior Vice      2000       $139,500        $0            $0           $0             0         $0          $0
 President)
----------------------------------------------------------------------------------------------------------------
Anita             2002       $156,000        $0            $0           $0             0         $0          $0
Gutierrez         2001       $156,000        $0      $252,500(1)        $0             0         $0          $0
(Treasurer)       2000       $139,500        $0            $0           $0             0         $0          $0
----------------------------------------------------------------------------------------------------------------

(1) Represents the fair market value at time of grant of incentive stock options entitling the holder to purchase 250,000 shares of our common stock. The Company estimates the fair value of each stock option award at the date of the grant by using the Black-Scholes options pricing model with the following assumptions. The risk free interest rate used is the U.S. Treasury rate for the period equal to the expected life of the options. The expected life of the options is 5 to 10 years. The volatility used is 1.2486% based upon our historical share prices. There are no expected dividends. Based on these assumptions, the grant date fair value was $1.01 per option, or $252,500.

There were no individual grants of stock options to executive officers during the last fiscal year. There were no grants of stock appreciation rights (SARs) to any executive officers or directors during the last fiscal year and there were no stock options or SARs that were exercised by any executive officers or directors during the last fiscal year.

Compensation of Directors

No director is specially compensated for the performance of duties in that capacity or for his/her attendance at Board of Directors meetings or Board Committee meetings, but directors are reimbursed for their directly related expenses for such meetings.

Termination Benefit Agreements

Although we do not have employment agreements with any of our employees, we have signed Termination Benefit Agreements with the following executive officers:
Brent Gutierrez, Clayton Gutierrez and Anita Gutierrez. Under the terms of the Termination Benefit Agreements, if we terminate the employment of the executive officer without cause within three years after a "change in control" of our Company occurs, we are obligated to pay the executive an amount equal to 299% of the executive's annual average taxable compensation over the most recent five calendar years preceding termination. We are not obligated to make any payment to the executive if we terminate the executive's employment for cause or because the executive dies, becomes permanently disabled, or reaches 65 years of age. We are also obligated to make this payment if the executive resigns within this three year period for "good reason", which generally means any detrimental change in status or compensation of the executive. Under the Termination Benefits Agreements, "cause" is generally defined as an act of dishonesty constituting a felony and resulting in personal gain to the executive at our expense.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of December 31, 2002, certain information with respect to the beneficial ownership of shares of our common stock by (i) each person known to us to be the beneficial owner of more than 5 percent of the outstanding shares of common stock, (ii) each Director or nominee for a Director of our company, (iii) each of our Named Executives (see Our Management on page
23), and (iv) our company's Directors and executive officers as a group.


          Name and Address           Amount and Nature of          Percent of
         of Beneficial Owner           Beneficial Owner              Class
         -------------------         ---------------------         -----------
         Brent Gutierrez                3,411,917 (1)                 19.93%
         555 Bayview Avenue
         Biloxi, MS  39530

         Clayton Gutierrez              3,300,677 (2)                 19.28%
         555 Bayview Avenue
         Biloxi, MS  39530

         Frank and Anita Gutierrez      2,794,676 (3)                 16.82%
         555 Bayview Avenue
         Biloxi, MS  39530

         Lance McNeill                    545,000 (4)                  3.23%
         135 Horizon Court
         Lakeland, FL 33813

         All officers and directors
         As a group (4 persons)        10,052,270 (1)(2)(3)(4)        53.99%


         William Schofield              3,464,005 (5)                 18.86%
         15340 Fiddlesticks Blvd.
         Ft. Myers, FL  33912

(1) Includes 750,000 shares that may be acquired by Brent Gutierrez upon the exercise of warrants and stock options he owns.

(2) Includes 750,000 shares that may be acquired by Clayton Gutierrez upon the exercise of warrants and stock options he owns.

(3) Includes 1,000,000 shares owned by Frank Gutierrez, 544,676 shares owned jointly by Frank Gutierrez and Anita Gutierrez, 1,000,000 shares owned by Anita Gutierrez, and 250,000 shares that may be obtained by Anita Gutierrez upon the exercise of stock options she owns.

(4) Includes 500,000 shares that may be acquired by Lance McNeill upon the exercise of stock options he owns.

(5) Includes 2,000,000 shares which may be acquired by William Schofield upon the exercise of warrants he owns.


                          DESCRIPTION OF CAPITAL STOCK


Authorized and Issued Stock

This table summarizes our capital structure:

    Title of Class                               Number of Shares as of December 31, 2002

                                             Authorized       Outstanding   Reserved for Future Issuance
                                             -----------      -----------   ----------------------------
Common Stock, $0.001 par value               50,000,000        16,368,418*          18,115,000

Preferred Stock, $0.001 par value            25,000,000               -0-               -0-

* Does not include 850,000 shares that our Company considers issued without consideration. This amount also does not include 1,700,000 shares held by Mr. Larry Skolnick. (See Description of Business -Legal Proceedings on page 21)

Common Stock Dividends

Each share of common stock is entitled to receive an equal dividend, if one is declared, which is unlikely. We have never paid dividends on our common stock and do not intend to do so in the foreseeable future. We intend to retain any future earnings to finance our growth.

Liquidation

If our company is liquidated, any assets that remain after the creditors are paid and the owners of preferred stock receive any liquidation preferences will be distributed to the owners of our common stock pro-rata.

Voting Rights

Each share of our common stock entitles the owner to one vote. There is no cumulative voting. Therefore, a simple majority can elect all of the directors at a given meeting and the minority would not be able to elect any directors at that meeting.

Preemptive Rights

Owners of our common stock have no preemptive rights. Accordingly, we may sell shares of our common stock to third parties without first offering it to current stockholders.

Redemption Rights

Owners of our common stock do not ordinarily have the right to require us to buy their common stock. We do not have a sinking fund to provide assets for any buy back.

Conversion Rights

Shares of our common stock cannot be converted into any other kind of stock except in extraordinary transactions, such as mergers and court approved bankruptcy reorganizations.

Warrants And Options

This table summarizes the options and warrants to purchase our common stock that are currently outstanding:

          Type                                                    As of December 31, 2002

                                               Shares Underlying
                                              Warrants or Options      Exercise Price            Expiration
                                              -------------------      --------------            ----------
Stock Purchase Warrants:                           2,000,000                 $1.00                  7/15/09

                                                   1,500,000                 $1.56                  4/1/09

                                                   1,000,000                 $1.00                  2/1/06

                                                     500,000                 $1.50                  2/1/06

                                                     500,000                 $1.00                  1/12/06

                                                      25,000                 $2.00                  3/19/05

               Total Warrants:                     5,525,000                 $1.20

                                                                      (weighted average)

Stock Purchase Options:                            1,270,000                 $1.01                  1/11/11

Preferred Stock

Our certificate of incorporation authorizes our Board of Directors to issue up to 25,000,000 shares of "blank check" preferred stock. The Board of Directors may divide this stock into series and set their rights. To date, our Board of Directors has created one series of preferred stock. 1,000,000 shares of preferred stock have been designated as Series A Redeemable and Convertible Preferred Stock. 200,000 shares were issued, but the owner has converted them to common shares. None of these shares of preferred stock is currently outstanding. The Board of Directors may, without prior stockholder approval, issue shares of preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the relative voting power or other rights of the common stock. Preferred stock could be used as a method of discouraging, delaying, or preventing a take-over of our company. Although we have no present intention of issuing any shares of preferred stock, our Board of Directors may do so in the future. If we do issue preferred stock in the future, it could have a dilutive effect upon the common stock. See Risk Factors on page 3.

Series A Preferred Stock Redemption

We may redeem any Series A Preferred Stock outstanding at a price equal to $10.00 per share, together with accrued but unpaid dividends. Presently, none of the Series A Preferred Stock is outstanding. We are not required to create a sinking fund to provide assets for a redemption.

Dividend

Each owner of Series A Preferred Stock is entitled to receive a minimum quarterly dividend of $1.00 per share.

Election Of Directors

If we do not perform certain of our obligations in favor of the holders of the Series A Preferred Stock, then the owners of Series A Preferred Stock, voting as a class, could elect two directors.

Liquidation

If our company is liquidated and any shares of our Series A Preferred Stock are outstanding at that time, the holders of the Series A Preferred Stock will receive a preferred liquidation payment of $10.00 per share.

Priority

Series A Preferred Stock is senior to common stock.

Voting

Series A Preferred Stock does not generally entitle the holder to vote, except in extraordinary circumstances.

Anti-Dilution

The redemption price, dividend, liquidation price and voting rights will be adjusted to reflect splits and combinations of, and common stock dividends on, the common stock after the date of issuance of any shares of the Series A Preferred Stock.

Anti-Takeover Charter Provisions and Laws

In addition to the blank check preferred stock described above, some features of the Nevada Revised Statutes, which are further described below, may have the effect of deterring third parties from making takeover bids for control of our company or may be used to hinder or delay a takeover bid. This would decrease the chance that our stockholders would realize a premium over market price for their shares of common stock as a result of a takeover bid. See Risk Factors on page 3.

We are incorporated in Nevada, and as such are subject to Sections 78.411 et seq. of the Nevada Revised Statutes, which provide that a corporation may not engage in any business combination with an interested stockholder during the three years after he becomes an interested stockholder unless:

o the corporation's Board of Directors approved in advance either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

o the business combination is approved by the corporation's Board of Directors.

An interested stockholder is anyone who owns 10 percent or more of a corporation's voting stock, or who is an affiliate or associate of the corporation and was the owner of 10 percent or more of the corporation's voting stock at any time within the previous three years, and the affiliates and associates of any of those persons. These provisions of Nevada law make it more difficult for an interested stockholder to implement various business combinations with our company for a three-year period, although our stockholders may vote to exclude us from the law's restrictions.


                             THE FUSION TRANSACTION

General

On February 19, 2002, we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC, as amended September 12, 2002, pursuant to which Fusion Capital agreed to purchase on each trading day during the term of the agreement, $12,500 of our common stock or up to an aggregate of $10 million, to be purchased over a forty-month period, subject to a six month extension or earlier termination at our discretion. The purchase price of the shares of common stock will be equal to a price based upon the future market price of the common stock without any fixed discount to the market price. Fusion Capital does not have the right nor the obligation to purchase our common stock at a price of less than $0.35 per share.

Purchase of shares under the Common Stock Purchase Agreement

Under the common stock purchase agreement, on each trading day Fusion Capital is obligated to purchase a specified dollar amount of our common stock. Subject to our right to suspend such purchases at any time, and our right to terminate the agreement with Fusion Capital at any time, each as described below, Fusion Capital shall purchase on each trading day during the term of the agreement, $12,500 of our common stock. This daily purchase amount may be decreased, in any amount, by us at any time. We also have the right to increase the daily purchase amount at any time, provided, however, we may not increase the daily purchase amount above $12,500 unless our stock price is above $5.00 per share for five consecutive trading days. The purchase price per share is equal to the lesser of:

o        the lowest sale price of our common stock on the purchase date; or

o the average of the three (3) lowest closing sale prices of our common stock during the twelve (12) consecutive trading days prior to the date of a purchase by Fusion Capital.

The purchase price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the trading days in which the closing sale price is used to compute the purchase price. Fusion Capital may not purchase shares of our common stock under the common stock purchase agreement if Fusion Capital, together with its affiliates, would beneficially own more than 9.9% of our common stock outstanding at the time of the purchase by Fusion Capital. However, even though Fusion Capital may not receive additional shares of our common stock in the event that the 9.9% limitation is ever reached, Fusion Capital is still obligated to pay to us $12,500 on each trading day, unless the common stock purchase agreement is suspended, an event of default occurs or the agreement is terminated. Under these circumstances, Fusion Capital would have the right to acquire additional shares in the future should its ownership subsequently become less than the 9.9%. Fusion Capital has the right at any time to sell any shares purchased under the common stock purchase agreement that would allow it to avoid the 9.9% limitation. Therefore, we do not believe that Fusion Capital will ever reach the 9.9% limitation.

The following table sets forth the number of shares of our common stock that would be sold to Fusion Capital under the common stock purchase agreement at varying purchase prices, without considering the 9.9% limitation:

                             Number of           Percentage Outstanding      Proceeds from the Sale of
                           Shares to be       After Giving Effect to the    9,115,696 Shares to Fusion
   Assumed Average        Issued if Full           Issuance to Fusion     Capital Under the Common Stock
    Purchase Price           Purchase                   Capital(1)              Purchase Agreement
   ----------------       ---------------     --------------------------- -------------------------------
        $0.35(2)             9,115,696                     35.2%                   $3,190,493.60
        $1.00                9,115,696                     35.2%                   $9,115,696.00
        $1.25                8,000,000                     32.2%                  $10,000,000.00
        $2.00                5,000,000                     22.9%                  $10,000,000.00
--------------------

(1) Based on 16,368,418 shares outstanding as of December 31, 2002. Includes the issuance of 884,304 shares of common stock that have already been issued and are issuable in the future to Fusion Capital as a commitment fee and the number of shares issuable at the corresponding assumed purchase price set forth in the adjacent column.

(2) The minimum purchase price is $0.35 per share. The closing sale price of our common stock on February 12, 2003 was $0.30, which is less than the minimum.
--------------------

We estimate that we will issue no more than 10,000,000 shares to Fusion Capital under the common stock purchase agreement, including the shares issuable as a commitment fee, all of which are included in this offering. If more than 10,000,000 shares are issuable to Fusion Capital under the common stock purchase agreement, we have the right to terminate the agreement without any payment or liability to Fusion Capital.

Minimum Purchase Price

We have the right to set a minimum purchase price "floor price" at any time. Currently, the floor price is $0.50. We can increase or decrease the floor price at any time upon one trading day prior notice to Fusion Capital. However, the floor price cannot be less than $0.35. Fusion Capital shall not be permitted or obligated to purchase any shares of our common stock in the event that the purchase price is less than the then applicable floor price.

Our Right to Suspend Purchases

We have the unconditional right to suspend purchases by Fusion Capital under the common stock purchase agreement at any time for any reason effective upon one trading day's notice. Any suspension would remain in effect until our revocation of the suspension. To the extent we need to use the cash proceeds of the sales of common stock under the common stock purchase agreement for working capital or other business purposes, we do not intend to restrict purchases under the common stock purchase agreement.

Our Right to Increase and Decrease the Daily Purchase Amount

We have the unconditional right to decrease the daily amount to be purchased by Fusion Capital at any time for any reason effective upon one trading day's notice. We also have the right to increase the daily purchase amount at any time for any reason; provided however, we may not increase the daily purchase amount above $12,500 unless our stock price has been at or above $5.00 per share for five consecutive trading days. For any trading day that the sale price of our common stock is below $5.00, the daily purchase amount shall not be greater than $12,500.

Our Termination Rights

We have the unconditional right at any time for any reason to give notice to Fusion Capital terminating the common stock purchase agreement. Such notice shall be effective one trading day after Fusion Capital receives such notice.

Effect of Performance of the Common Stock Purchase Agreement on our Stockholders

All shares registered in this offering will be freely tradable. It is anticipated that shares registered in this offering will be sold over a period of up to 40 months from the date of this prospectus. The sale of a significant amount of shares registered in this offering at any given time could cause the trading price of our common stock to decline and to be highly volatile. Fusion Capital may ultimately purchase all of the shares of common stock issuable under the common stock purchase agreement, and it may sell some, none or all of the shares of common stock it acquires upon purchase. Therefore, the purchases under the common stock purchase agreement may result in substantial dilution to the interests of other holders of our common stock. However, we have the right at any time for any reason to: (1) reduce the daily purchase amount, (2) suspend purchases of the common stock by Fusion Capital and (3) terminate the common stock purchase agreement.

No Short-Selling or Hedging by Fusion Capital

Fusion Capital has agreed that neither it nor any of its affiliates shall engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the common stock purchase agreement.

Events of Default

Generally, Fusion Capital may terminate the common stock purchase agreement without any liability or payment to our company upon the occurrence of any of the following events of default:

o the effectiveness of the registration statement of which this prospectus is a part of lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to Fusion Capital for sale of our common stock offered hereby and such lapse or unavailability continues for a period of ten (10) consecutive trading days or for more than an aggregate of thirty (30) trading days in any 365-day period;

o suspension by our principal market of our common stock from trading for a period of three consecutive trading days;

o the de-listing of our common stock from our principal market, provided our common stock is not immediately thereafter trading on the Nasdaq National Market, the Nasdaq National Small Cap Market, the New York Stock Exchange or the American Stock Exchange;

o the transfer agent`s failure for five trading days to issue to Fusion Capital shares of our common stock which Fusion Capital is entitled to under the common stock purchase agreement;

o any material breach of the representations or warranties or covenants contained in the common stock purchase agreement or any related agreements which has or which could have a material adverse effect on us, subject to a cure period of ten trading days;

o        a default by us of any payment obligation in excess of $1.0 million; or

o any participation or threatened participation in insolvency or bankruptcy proceedings by or against us.

Commitment Shares Issued to Fusion Capital

Under the terms of the common stock purchase agreement Fusion Capital has received 442,152 shares of our common stock as a commitment fee. In addition, Fusion Capital will receive up to an additional 442,152 shares of our common stock as a commitment fee. The additional commitment shares will be issued to Fusion Capital in connection with each purchase of our common stock. The number of additional commitment shares issuable in connection with each purchase by Fusion Capital is based on a formula whereby 442,152 is multiplied by a fraction, the numerator of which is the dollar amount of our common stock purchased by Fusion Capital and the denominator of which is $10.0 million. Unless an event of default occurs, all commitment shares must be held by Fusion Capital until 40 months from the date of the common stock purchase agreement or the date the common stock purchase agreement is terminated.

No Variable Priced Financings

Until the termination of the common stock purchase agreement, we have agreed not to issue, or enter into any agreement with respect to the issuance of, any variable priced equity or variable priced equity-like securities unless we have obtained Fusion Capital's prior written consent.


                          TRANSACTIONS WITH AFFILIATES

Except as set forth below, there have neither occurred within the last two years, nor are there any pending or proposed, direct or indirect material transactions between our company and any of our directors, executive officers or controlling shareholders outside the ordinary course of our business.

On January 12, 2001, we granted warrants to purchase 500,000 shares of common stock at an exercise price of $1.00 to Lance McNeill in consideration for current and future services as a consultant to our company. The warrants expire January 12, 2006. On February 1, 2001, Mr. McNeill was elected to our Board of Directors.

On May 2, 2001, we issued 1,464,005 shares of our common stock to Mr. William F. Schofield, who was a member of our Board of Directors at the time. We issued these shares because Mr. Schofield converted into common shares 200,000 shares of preferred stock which Mr. Schofield had purchased in April, 1999. In February, 2002 Mr. Schofield resigned from the Board of Directors for personal reasons.

We purchase some of our product from a related company, G & G Trading Company, and derive a portion of our revenues from sales to that related company. Brent Gutierrez, Director, President & CEO, and Clayton Gutierrez, Director, Senior Vice President and Secretary, each own 33% of G & G Trading. All transactions are at the same prices as with unaffiliated companies. Sales to this related company for the fiscal year ending March 31, 2002 totaled $733,400, or 5.3% of our total company revenues for the period, and for the fiscal year ending March 31, 2001, sales totaled $572,281, or 3.4% of our total company revenues for that period.

We owe $101,000 to Anita Gutierrez, an officer and director of our company. This obligation is evidenced by a promissory note, bearing interest at ten percent per annum. We paid interest on this note of $11,350 in each of the fiscal years ending March 31, 2002 and March 31, 2001.

During the calendar years ending March 31, 2002, and March 31, 2001, we paid storage fees totaling $17,129, and $97,570, respectively, to Custom Cold Storage, Inc., which is owned and controlled by members of our management.

                               SELLING STOCKHOLDER

The following table presents information regarding the selling stockholder. Neither the selling stockholder nor any of its affiliates has held a position or office, or had any other material relationship, with us.

                              Shares           Percentage of
                           Beneficially      Outstanding Shares    Shares to       Percentage of Outstanding
      Selling              Owned Before      Beneficially Owned    be Sold in      Shares Beneficially Owned
     Stockholder             Offering       Before Offering (1)   the Offering           After Offering
---------------------    ---------------  ---------------------  --------------   ---------------------------
 Fusion Capital Fund
  II, LLC (1) (2)             442,152               2.7%              10,000,000                  0%
----------------------

(1) As of the date hereof, 442,152 shares of our common stock have been acquired by Fusion Capital under the common stock purchase agreement. Fusion Capital may acquire up to an additional 9,557,848 shares under the common stock purchase agreement. Percentage of outstanding shares is based on 16,368,418 shares of common stock outstanding as of December 31, 2002. Fusion Capital may not purchase shares of our common stock under the common stock purchase agreement if Fusion Capital, together with its affiliates, would beneficially own more than 9.9% of our common stock outstanding at the time of the purchase by Fusion Capital. However, even though Fusion Capital may not receive additional shares of our common stock in the event that the 9.9% limitation is ever reached, Fusion Capital is still obligated to pay to us $12,500 on each trading day, unless the common stock purchase agreement is suspended, an event of default occurs or the agreement is terminated. Under these circumstances, Fusion Capital would have the right to acquire additional shares in the future should its ownership subsequently become less than the 9.9%. Fusion Capital has the right at any time to sell any shares purchased under the common stock purchase agreement, which would allow it to avoid the 9.9% limitation. Therefore, we do not believe that Fusion Capital will ever reach the 9.9% limitation.

(2) Steven G. Martin and Joshua B. Scheinfeld, the principals of Fusion Capital, are deemed to be beneficial owners of all of the shares of common stock owned by Fusion Capital. Messrs. Martin and Scheinfeld have shared voting and investment power over the shares being offered under this prospectus.

                              PLAN OF DISTRIBUTION

The common stock offered by this prospectus is being offered by Fusion Capital Fund II, LLC, the selling stockholder. The common stock may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus may be effected in one or more of the following methods:

o        ordinary brokers' transactions;
o        transactions involving cross or block trades;
o        through brokers, dealers, or underwriters who may act solely as agents;
o        "at the market" into an existing market for the common stock;
o in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;
o        in privately negotiated transactions; or
o        any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

Fusion Capital is an "underwriter" within the meaning of the Securities Act.

Neither we nor Fusion Capital can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between Fusion Capital, any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling stockholder and any other required information.

We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify Fusion Capital and related persons against specified liabilities, including liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Fusion Capital and its affiliates have agreed not to engage in any direct or indirect short selling or hedging of our common stock during the term of the common stock purchase agreement.

We have advised Fusion Capital that while it is engaged in a distribution of the shares included in this prospectus it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered by this prospectus.

This offering will terminate on the date that all shares offered by this prospectus have been sold by Fusion Capital.

                                  LEGAL OPINION

The validity of the shares offered hereby has been passed upon for us by Elkins, P.L.C., 201 St. Charles Avenue, Suite 4400, New Orleans, Louisiana 70170.

                                     EXPERTS

The consolidated financial statements of Global Seafood Technologies, Inc. as of March 31, 2001 and for the year then ended, have been included herein and in the registration statement in reliance upon the report of HJ & Associates, LLC, of Salt Lake City, Utah, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The consolidated financial statements of Global Seafood Technologies, Inc. as of March 31, 2002 and for the year then ended, have been included herein and in the registration statement in reliance upon the report of LaPorte, Sehrt, Romig & Hand, a professional accounting corporation, of Metairie, Louisiana, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file quarterly and annual reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of these materials from the Public Reference Section of the Securities and Exchange Commission upon payment of fees prescribed by the Securities and Exchange Commission. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission's Web site contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

We have filed a registration statement on Form SB-2 with the Securities and Exchange Commission under the Securities Act with respect to the securities offered in this prospectus. This prospectus, which is filed as part of a registration statement, does not contain all of the information set forth in the registration statement, some portions of which have been omitted in accordance with the Securities and Exchange Commission's rules and regulations. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to in this prospectus are not necessarily complete and are qualified in their entirety by reference to each such contract, agreement or other document which is filed as an exhibit to the registration statement. The registration statement may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission, and copies of such materials can be obtained from the Public Reference Section of the Securities and Exchange Commission at prescribed rates.

                          INDEX TO FINANCIAL STATEMENTS



Audited Consolidated Financial Statements of Global Seafood Technologies, Inc.

         Independent Auditors' Report (for March 31, 2002 fiscal year)     F-2

         Independent Auditors' Report (for March 31, 2001 and
           March 31, 2000 fiscal years)                                    F-3

         Consolidated Balance Sheets as of March 31, 2002 and
           March 31, 2001                                                  F-4

         Consolidated Statements of Operations for the years ended
           March  31, 2002, 2001, and 2000                                 F-6

         Consolidated Statements of Stockholders' Equity for the
           years ended  March 31, 2002, 2001, and 2000                     F-8

         Consolidated Statements of Cash Flows for the years ended
           March 31, 2002, 2001, and 2000                                  F-9

         Notes to the Consolidated Financial Statements                   F-11



Consolidated Financial Statements of Global Seafood Technologies, Inc. for the six month period ended September 30, 2002 (Unaudited)

         Consolidated Balance Sheets as of September 30, 2002 and
           March 31, 2002                                                 F-29

         Consolidated Statements of Operations for the six month
           periods ended September 30, 2002 and September 30, 2001        F-31

         Consolidated Statements of Cash Flows for the six month
           periods ended September 30, 2002 and September 30, 2001        F-32

         Consolidated Statements of Shareholders' Equity for the
           six month period ended September 30, 2002 and fiscal
           year ended March 31, 2002                                      F-33

         Notes to the Consolidated Financial Statements                   F-34

Board of Directors and Shareholders
Global Seafood Technologies, Inc. and Subsidiaries
Biloxi, Mississippi


                          Independent Auditor's Report


         We have audited the accompanying consolidated balance sheet of GLOBAL SEAFOOD TECHNOLOGIES, INC. & SUBSIDIARIES, as of March 31, 2002, and the related consolidated statement of operations, changes in stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of GLOBAL SEAFOOD TECHNOLOGIES, INC. & SUBSIDIARIES as of March 31, 2001 and 2000 were audited by other auditors whose report dated May 25, 2001, except Note 16 which is dated March 11, 2002, expressed an unqualified opinion on those statements.

         We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GLOBAL SEAFOOD TECHNOLOGIES, INC. & SUBSIDIARIES at March 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.



                                              /s/ LaPorte, Sehrt, Romig and Hand

                                           A Professional Accounting Corporation

May 30, 2002
Metairie, Louisiana

                          INDEPENDENT AUDITORS' REPORT



Board of Directors
Global Seafood Technologies, Inc. and Subsidiaries
Biloxi, Mississippi

We have audited the accompanying consolidated balance sheets of Global Seafood Technologies, Inc. and Subsidiaries as of March 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended March 31, 2001, 2000 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Seafood Technologies, Inc. and Subsidiaries as of March 31, 2001 and 2000 and the consolidated results of their operations and their cash flows for the years ended March 31, 2001, 2000 and 1999, in conformity with generally accepted accounting principles.

As discussed in Note 16 to the consolidated financial statements, certain errors were discovered regarding the depreciation of fixed assets which resulted in understatements of the assets and equity as well as overstating the net loss for the year ended March 31, 2001.


/s/ HJ & Associates, LLC

Salt Lake City, Utah
May 25, 2001, except Note 16 which is March 11, 2002

                       GLOBAL SEAFOOD TECHNOLOGIES, INC. AND SUBSIDIARIES
                                   CONSOLIDATED BALANCE SHEETS

                                             ASSETS



                                                                                           March 31,
                                                                             --------------------------------------
                                                                                   2002                 2001
                                                                             ----------------     ----------------
CURRENT ASSETS
    Cash and Cash Equivalents                                                $        334,580     $      1,313,729
    Accounts Receivable - Net of Allowance
       for Doubtful Accounts of $5,886 at
       March 31, 2002 and 2001                                                      1,736,833            1,719,136
    Accounts Receivable, Related Parties - Net                                        375,112              299,918
    Income Taxes Receivable                                                            92,680               23,493
    Prepaid Expenses                                                                   39,000                   -
    Inventories                                                                     1,215,458              865,003
    Deferred Tax Asset, Current                                                       454,201                   -
                                                                             ----------------     ----------------

           Total Current Assets                                                     4,247,864            4,221,279
                                                                             ----------------     ----------------

PROPERTY AND EQUIPMENT - Net                                                        3,658,268            2,345,716
                                                                             ----------------     ----------------

OTHER ASSETS
    Goodwill - Net of Accumulated Amortization
       of $-0- at March 31, 2002 and 2001                                             273,000              273,000
    Deferred Tax Asset                                                                     -               426,700
    Assets Recoverable Under Insurance Policy                                              -               147,896
    Deposits                                                                              358                8,957
                                                                             ----------------     ----------------

           Total Other Assets                                                         273,358              856,553
                                                                             ----------------     ----------------

           Total Assets                                                      $      8,179,490     $      7,423,548
                                                                             ================     ================

               The accompanying notes are an integral part of these consolidated financial statements.

                                                         F-4

                               LIABILITIES AND STOCKHOLDERS' EQUITY



                                                                                           March 31,
                                                                             --------------------------------------
                                                                                   2002                 2001
                                                                             ----------------     ----------------
CURRENT LIABILITIES
    Accounts Payable - Trade                                                 $      1,407,569     $      1,346,557
    Accounts Payable - Related Parties                                                 37,345                   -
    Accrued Expenses                                                                   29,232               43,382
    Notes Payable, Current Portion                                                    223,176              199,144
    Notes Payable to Related Parties                                                  101,000              113,500
    Obligations Under Capital Leases, Current Portion                                  30,408               20,880
                                                                             ----------------     ----------------

           Total Current Liabilities                                                1,828,730            1,723,463
                                                                             ----------------     ----------------

LONG-TERM LIABILITIES
    Deferred Tax Liability                                                            319,823                   -
    Notes Payable                                                                   1,147,467            1,296,405
    Obligations Under Capital Leases                                                   58,380               33,367
                                                                             ----------------     ----------------

           Total Long-Term Liabilities                                              1,525,670            1,329,772
                                                                             ----------------     ----------------

           Total Liabilities                                                        3,354,400            3,053,235
                                                                             ----------------     ----------------

COMMITMENTS AND CONTINGENCIES                                                              -                    -

STOCKHOLDERS' EQUITY
    Preferred Stock: 25,000,000 Shares Authorized
      of $0.001 Par Value, -0- and 200,000 Shares
      Issued and Outstanding, Respectively                                                 -                   200
    Common Stock: 50,000,000 Shares Authorized
      of $0.001 Par Value, 16,368,418 and 14,233,861
      Shares Issued and Outstanding, Respectively                                      16,368               14,234
    Additional Paid-in Capital                                                      5,630,095            5,628,515
    Prepaid Non-Compete Agreement                                                     (47,834)             (79,723)
    Subscription Receivable                                                                -               (46,486)
    Retained Earnings (Deficit)                                                      (773,539)          (1,146,427)
                                                                             ----------------     ----------------

           Total Stockholders' Equity                                               4,825,090            4,370,313
                                                                             ----------------     ----------------

           Total Liabilities And Stockholders' Equity                        $      8,179,490     $      7,423,548
                                                                             ================     ================


              The accompanying notes are an integral part of these consolidated financial statements.

                                                        F-5

               GLOBAL SEAFOOD TECHNOLOGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                        For the Years Ended March 31,
                                                            ------------------------------------------------------
                                                                 2002                2001                2000
                                                            ---------------     ---------------    ----------------
NET SALES                                                   $    13,741,779     $    17,075,981    $     13,592,163

COST OF SALES                                                    10,703,485          14,719,345          10,358,681
                                                            ---------------     ---------------    ----------------

GROSS PROFIT                                                      3,038,294           2,356,636           3,233,482

OPERATING EXPENSES
   Non-Complete Covenant                                             31,889              31,889              31,888
   Depreciation Expense                                             391,183             317,717             374,278
   Bad Debt Expense                                                  35,955              23,310                  -
   Selling, General and Administrative                            3,347,188           2,870,998           2,964,148
                                                            ---------------     ---------------    ----------------

       Total Operating Expenses                                   3,806,215           3,243,914           3,370,314
                                                            ---------------     ---------------    ----------------

LOSS BEFORE OTHER
  INCOME (EXPENSES)                                                (767,921)           (887,278)           (136,832)
                                                            ---------------     ---------------    -----------------

OTHER INCOME (EXPENSES)
   Other Income                                                      68,277             246,330              61,028
   Interest Income                                                   10,010              40,817              27,658
   Loss on Disposition of Assets                                         -                   -              (48,338)
   Asset Impairment Loss                                                 -                   -             (775,000)
   Interest Expense                                                (144,445)           (152,785)           (116,664)
                                                            ---------------     ----------------   ----------------

       Total Other Income (Expenses)                                (66,158)            134,362            (851,316)
                                                            ----------------    ---------------    ----------------

NET LOSS BEFORE INCOME TAXES                                       (834,079)           (752,916)           (988,148)

INCOME TAX BENEFIT                                                 (279,926)           (357,260)                 -
                                                            ----------------    ---------------    ----------------

NET LOSS FROM CONTINUING OPERATIONS                                (554,153)           (395,656)           (988,148)

LOSS FROM DISCONTINUED OPERATIONS
   (NET OF INCOME TAX BENEFIT OF
   $-0-, $54,840 AND $-0-, RESPECTIVELY                                  -              (89,475)            (47,945)
                                                            ---------------     ----------------   -----------------

NET LOSS BEFORE
   EXTRAORDINARY ITEM                                              (554,153)           (485,131)         (1,036,093)

EXTRAORDINARY ITEM - GAIN ON
   PROCEEDS FROM FIRE DAMAGE (NET
   OF INCOME TAX OF $477,567)                                       927,041                  -                   -
                                                            ---------------     ---------------    ----------------

NET INCOME (LOSS)                                           $       372,888     $      (485,131)   $     (1,036,093)
                                                            ===============     ===============    ================

               The accompanying notes are an integral part of these consolidated financial statements.

                                                          F-6

                       GLOBAL SEAFOOD TECHNOLOGIES, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)




                                                                         For the Years Ended March 31,
                                                            -------------------------------------------------------
                                                                 2002                2001                2000
                                                            ---------------     ---------------    ----------------
BASIC EARNINGS (LOSS) PER SHARE
   Continuing Operations Before Extraordinary Item          $         (0.04)    $         (0.03)   $          (0.08)
   Discontinued Operations (Net of Tax)                                  -                (0.01)                 -
   Extraordinary Item (Net of Tax)                                      .06                  -                   -
                                                            ---------------     ---------------    ----------------

       Basic Earnings (Loss) Per Share                      $          0.02     $         (0.04)   $          (0.08)
                                                            ===============     ===============    =================

WEIGHTED AVERAGE NUMBER OF
  SHARES OUTSTANDING                                             15,843,403          13,281,970         12,633,545
                                                            ===============     ===============    ===============


FULLY DILUTED EARNINGS (LOSS)
  PER SHARE
     Continuing Operations                                  $         (0.03)    $         (0.04)   $          (0.08)
     Discontinued Operations (Net of Tax)                                -                (0.01)                 -
     Extraordinary Item (Net of Tax)                                    .05                  -                   -
                                                            ---------------     ---------------    ----------------

       Fully Diluted Earnings (Loss) Per Share              $          0.02     $         (0.05)   $          (0.08)
                                                            ===============     ===============    =================

WEIGHTED AVERAGE NUMBER OF
  SHARES OUTSTANDING                                             16,930,122          13,281,970         12,633,545
                                                            ===============     ===============    ===============

              The accompanying notes are an integral part of these consolidated financial statements.

                                                         F-7

                                       GLOBAL SEAFOOD TECHNOLOGIES, INC. AND SUBSIDIARIES
                                         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                 Preferred Stock        Common Stock          Additional                  Retained
                                               ------------------  ------------------------     Paid-in   Subscription    Earnings
                                                Shares    Amount     Shares        Amount       Capital     Receivable    (Deficit)
                                               --------- --------  ------------  ----------   ------------  ----------   -----------
BALANCE, MARCH 31, 1999                          30,000    $  30    11,678,082   $  11,678   $  1,367,316  $       -    $   374,797
  Common Stock Issued for Cash                       -        -        846,600         847        523,238     (46,486)           -
  Common Stock Issued as Prepaid
    Non-Compete Agreement                            -        -        114,800         115        143,385          -             -
  Common Stock Issued for Services                   -        -         32,000          32         39,968          -             -
  Conversion of Preferred Shares
    to Common                                   (30,000)     (30)      300,000         300           (270)         -             -
  Common Stock Issued to Purchase
    Killer Bee, Inc.                                 -        -        152,564         152        237,848          -             -
  Preferred Stock Issued for Cash               200,000      200            -           -       1,999,800          -             -
  Additional Capital Contributed                     -        -             -           -         100,000          -             -
  Net Loss for the Year Ended
    March 31, 2000                                   -        -             -           -              -           -     (1,036,093)
                                               -------    ------  ------------   ---------   ------------  ----------   -----------

BALANCE, MARCH 31, 2000                         200,000      200    13,124,046      13,124      4,411,285     (46,486)     (661,296)
  Common Stock Issued in Conversion
    of Debt at $0.62 Per Share                       -        -        109,815         110         82,230          -             -
  Common Stock Issued Upon Conversion
    of Warrants at $1.00 Per Share                   -        -      1,000,000       1,000        999,000          -             -
  Additional Cost of Natural Bait Brokers, Inc.
    Assets through Granting of Warrants              -        -             -           -         136,000          -             -
  Net Loss for the Year Ended
    March 31, 2001                                   -        -             -           -              -           -       (485,131)
                                               -------    ------  ------------   ---------   ------------  ----------   -----------

BALANCE, MARCH 31, 2001                         200,000      200    14,233,861      14,234      5,628,515     (46,486)   (1,146,427)
  Outstanding Preferred Stock
    Converted to Common Stock                  (200,000)    (200)    1,464,005       1,464         (1,264)         -             -
  Common Stock Issued for Cash                       -        -         25,000          25         49,975          -             -
  Common Stock Issued Under Common
    Stock Purchase Agreement                         -        -        442,152         442           (442)         -             -
  Adjustment for Common Stock Issued
    In 1999                                          -        -        203,400         203        (46,689)     46,486            -
  Net Income for the Year Ended
    March 31, 2002                                   -        -             -           -              -           -        372,888
                                               -------    ------  ------------   ---------   ------------  ----------   -----------

BALANCE, MARCH 31, 2002                              -    $   -     16,368,418   $  16,368   $  5,630,095  $       -    $  (773,539)
                                               ========   ======  ============   =========   ============  ==========   ===========

                  The accompanying notes are an integral part of these consolidated financial statements.

                                                            F-8

                       GLOBAL SEAFOOD TECHNOLOGIES, INC. AND SUBSIDIARIES
                              CONSOLIDATED STATEMENTS OF CASH FLOWS




                                                                          For the Years Ended March 31,
                                                                --------------------------------------------------
                                                                     2002             2001               2000
                                                                --------------    --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Continuing Operations:
   Net Income (Loss)                                            $      372,888    $     (395,656)    $    (988,148)
   Adjustments to Reconcile Net Income (Loss) to
     Net Cash Provided by (Used In) Continuing Operations:
       Depreciation                                                    391,183           317,717           374,278
       (Gain) Loss on Sale of Assets                                    (7,799)               -             48,338
       Asset Impairment Loss                                                -                 -            775,000
       Common Stock Issued for Services                                     -                 -             40,000
       Increase in Accounts Receivable and
         Accounts Receivable - Related Parties                         (92,891)         (816,885)         (571,151)
       (Increase) Decrease in Taxes Receivable                         (69,187)           22,618                -
       Increase in Inventories                                        (350,455)         (223,295)         (217,569)
       (Increase) Decrease in Prepaid Expenses                          (7,110)           33,716           108,061
       (Increase) Decrease in Deferred Taxes                           292,322          (412,100)               -
       Increase (Decrease) in Accounts Payable and
         Accounts Payable - Related Parties                             98,357         1,299,609          (712,170)
       Decrease in Taxes Payable                                            -                 -               (918)
       Increase (Decrease) in Accrued Expenses                         (14,150)           14,333             1,864
                                                                --------------    --------------   ---------------
           Net Cash Provided by (Used in)
               Continuing Operations                                   613,158          (159,943)       (1,142,415)
                                                                --------------    --------------   ---------------

Discontinued Operations:
   Net Loss                                                                 -            (89,475)          (47,945)
   Adjustments to Reconcile Net Loss to Net Cash
     Used In Discontinued Operations:
     Depreciation and Amortization                                          -              9,742            37,491
       Gain on Sale of Assets                                               -                 -            (56,662)
                                                                --------------    --------------   ---------------
           Net Cash Used in Discontinued Operations                         -            (79,733)          (67,116)
                                                                --------------    --------------   ---------------

           Net Cash Provided by (Used in)
                Operating Activities                                   613,158          (239,676)       (1,209,531)
                                                                --------------    --------------   ---------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Goodwill Acquired                                                        -           (137,000)               -
   (Increase) Decrease in Deposits                                       8,599             3,271            (1,084)
   Proceeds from the Sale of Property and Equipment                     20,768                -            170,421
   Purchases of Property and Equipment                              (1,568,808)        (415,731)          (823,023)
                                                                --------------    --------------   ---------------
           Net Cash Used In Investing Activities                    (1,539,441)        (549,460)          (653,686)
                                                                --------------    --------------   ---------------


            The accompanying notes are an integral part of these consolidated financial statements.

                                                       F-9

                       GLOBAL SEAFOOD TECHNOLOGIES, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)



                                                                          For the Years Ended March 31,
                                                                --------------------------------------------------
                                                                     2002             2001               2000
                                                                --------------    --------------   ---------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Additional Capital Contributed                               $           -     $           -    $       100,000
   Proceeds from Sale of Preferred and Common Stock                    50,000         1,000,000          2,477,599
   Repayments on Notes and Leases Payable                             (274,445)         (200,255)         (234,980)
   Proceeds of Notes and Leases Payable                                171,579                -             80,000
                                                                --------------    --------------   ---------------
           Net Cash (Used in) Provided by
               Financing Activities                                    (52,866)          799,745         2,422,619
                                                                --------------    --------------   ---------------

NET (DECREASE) INCREASE IN CASH
   AND CASH EQUIVALENTS                                               (979,149)           10,609           559,402

CASH AND CASH EQUIVALENTS -
   BEGINNING OF YEAR                                                 1,313,729         1,303,120           743,718
                                                                --------------    --------------   ---------------

CASH AND CASH EQUIVALENTS -
   END OF YEAR                                                  $      334,580    $    1,313,729   $     1,303,120
                                                                ==============    ==============   ===============

SUPPLEMENTAL CASH FLOW INFORMATION
  Cash Paid During the Year for:
     Interest                                                   $      144,445    $      150,096   $       162,704
     Income Taxes                                               $           -     $           -    $           918

NON CASH FINANCING ACTIVITIES
   Property and Equipment Purchased Under
     Capital Leases                                             $       79,241    $           -    $         3,665
   Property and Equipment Purchased Under
     Notes Payable                                              $       92,338    $      142,289   $            -
   Common Stock Issued for the Purchase of
     Subsidiary                                                 $           -     $           -    $       238,000
   Common Stock Issued for Services                             $           -     $           -    $        40,000
   Common Stock Issued as Prepaid Non-Compete
     Agreement                                                  $           -     $           -    $       143,500
   Common Stock Issued in Lieu of Outstanding Debt              $           -     $       82,340   $            -
   Warrants Granted for Asset Purchase                          $           -     $      136,000   $            -



             The accompanying notes are an integral part of these consolidated financial statements.

                                                      F-10

               GLOBAL SEAFOOD TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         NATURE OF OPERATIONS

                  The consolidated financial statements include those of Global Seafood Technologies, Inc. (GST) and its wholly-owned subsidiaries, Custom Pack, Inc., Aquaculture Corporation of America and Killer Bee, Inc. Collectively, they are referred to as "the Company".

                  GST was incorporated under the laws of the State of Nevada on May 29, 1986. GST was incorporated for the purpose of creating a vehicle to obtain capital to seek out, investigate and acquire interests in products and businesses that may have a potential for profit.

                  In 1995, the Company completed an Agreement and Plan of Reorganization whereby GST issued 8,000,000 shares of its common stock in exchange for all of the outstanding common stock of Custom Pack, Inc. (Custom) in a reverse merger transaction. Custom, a Mississippi corporation, is a full service processor, packager, and storage provider of shrimp and other seafood.

                  In 1997, the Company purchased CoMar Foods, Inc. for $1,500,000 comprised of 422,492 shares of its common stock valued at $933,707, $300,000 in cash and assumed liabilities of $266,293. CoMar's operations were discontinued during the year ended March 31, 2001 and in December 2000, CoMar was dissolved (see Note O).

                  On April 1, 1999, the Company issued 152,564 shares of its common stock to acquire 100% of a related company, Killer Bee, Inc. (Killer Bee) for $238,000 ($1.56 per share). The acquisition was accounted for by the purchase method. Killer Bee, a Mississippi corporation, is a full service processor, packager and distributor of bait and other recreational fishing products.

                  On June 25, 1999, the Company purchased the assets and brand name of Drag N Bait, Inc., a recognized supplier of recreational fishing bait in the Southeastern United States, and particularly in Florida, for $339,000. The operations of Drag N Bait are included with those of Killer Bee, Inc.

                  On January 22, 2001, the Company purchased certain assets from Natural Bait Brokers, Inc., a Florida Corporation, for $200,000 cash and 1,500,000 GST common stock warrants, exercisable through January 22, 2006 as follows: 1,000,000 warrants are exercisable into shares of common stock at $1.00 per share, and 500,000 warrants are exercisable into shares of common stock at $1.50 per share. Goodwill on the purchase represents the excess of acquisition costs over the fair market value of the net assets acquired and is accounted for under the provisions of FASB Statement 142.

                  During the year ended March 31, 2001, the Company incorporated a new subsidiary, Aquaculture Corporation of America (Aqua) for the development of farm grown freshwater shrimp, which prior to incorporation, operated as a division of Custom.

               GLOBAL SEAFOOD TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         PRINCIPLES OF CONSOLIDATION

                  The consolidated financial statements include those of Global Seafood Technologies, Inc. and its wholly-owned subsidiaries, Custom Pack, Inc., Aquaculture Corporation of America and Killer Bee, Inc. In consolidation, significant inter-company accounts, transactions, and profits have been eliminated.

         CASH AND CASH EQUIVALENTS

                  For the purpose of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

         INVENTORIES

                  Inventory supplies are stated at the lower of cost (computed on a first-in, first-out basis) or market. The inventory consists of seafood, bait products, seafood storage bags, packing boxes and other miscellaneous packaging materials.

         PROPERTY AND EQUIPMENT

                  Property and equipment are stated at cost. Depreciation and amortization are calculated on the straight-line and accelerated methods over the estimated useful lives of the assets. Maintenance, repairs and small tools are charged to expense as incurred, while expenditures that substantially increase the useful life of the assets are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

         EARNINGS (LOSS) PER SHARE

                  The earnings (loss) per share calculations are based on the weighted average number of shares of common stock outstanding and common stock equivalents, unless their effect would be antidilutive.

         USE OF ESTIMATES

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         RECLASSIFICATIONS

                  Certain prior period amounts have been reclassified to conform to the March 31, 2002 financial statement presentation.

         NON-DIRECT RESPONSE ADVERTISING

                  The Company expenses advertising costs as incurred. Advertising cost totaled $35,503 in 2002, $19,758 in 2001, and $77,486 in 2000.

               GLOBAL SEAFOOD TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         INCOME TAXES

                  Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

         IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

                  Statement of Financial Accounting Standards No. 141 (SFAS
         141), "Business Combinations" supersedes APB Opinion 16 and FASB 38. This statement provides accounting for business combinations using the purchase method and eliminating the pooling of interest method. The adoption of this pronouncement had no effect on the financial position and results of operations of the Company.

                  Statement of Financial Accounting Standards No. 142 (SFAS
         142), "Goodwill and Other Intangible Assets" supersedes APB Opinion 17. This statement provides accounting and reporting standards for intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination). The adoption of this pronouncement resulted in no amortization of goodwill for the year ended March 31, 2002.

                  Statement of Financial Accounting Standards No. 144 (SFAS
         144), "Accounting for the Impairment or Disposal of Long-Lived Assets" a replacement of SFAS 121. This statement provides accounting and reporting standards for the recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by abandonment or sale. This statement requires that long-lived assets (excluding goodwill) to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and requires a probability-weighted cash flow estimation approach, and introduces a "primary-asset" approach to determine the cash flow estimation period. In addition, this statement requires that long-lived assets to be disposed of be reported at the lower of carrying amount or fair value less cost to sell, and includes accounting guidance for disposal of a segment of a business that is considered a discontinued operation. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of this pronouncement had no effect on the financial position and results of operations of the Company.

               GLOBAL SEAFOOD TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         INTANGIBLE ASSETS

                  The Company entered into a covenant-not-to-compete for $492,000 during the year ended March 31, 1991. During the year ended March 31, 2000, the Company issued 114,800 shares of its outstanding common stock in lieu of the future payments required under the non-compete agreement. These shares were valued at $143,500 or $1.25 per share. The agreement, as amended, is being amortized through September 2003. Accumulated amortization on the prepaid agreement at March 31, 2002 and 2001 was $95,666 and $63,777, respectively.
         Amortization expense totaling $31,889 was recorded during the years ended March 31, 2002, 2001 and 2000.


NOTE B   PROPERTY AND EQUIPMENT

                  Property and equipment at March 31, 2002 and 2001 consisted of the following:

                                                                         March 31,
                                                             --------------------------------
                                                                    2002            2001
                                                             --------------   ---------------
                  Land                                       $      121,890   $       105,717
                  Buildings and Improvements                      1,650,839         1,276,505
                  Furniture and Fixtures                             26,645             8,098
                  Machinery and Equipment                         3,862,630         3,322,471
                  Vehicles                                           67,325            20,600
                  Water Well                                        121,441           121,441
                  Idle Property                                     701,944                -
                                                             --------------   ---------------
                           Total                                  6,552,714         4,854,832

                     Less Accumulated Depreciation               (2,894,446)       (2,509,116)
                                                             ---------------  ---------------

                           Property and Equipment - Net      $    3,658,268   $     2,345,716
                                                             ==============   ===============

                  Depreciation expense for the years ended March 31, 2002, 2001 and 2000 was $391,183, $317,717 and $411,769, respectively.

                  During the year ended March 31, 2000, the Company recorded an impairment loss of $775,000 on building and improvements of the former CoMar Foods, Inc. based upon the decline in market value of the building during the year.

               GLOBAL SEAFOOD TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B   PROPERTY AND EQUIPMENT (Continued)

                  On March 30, 2001, the Company's principal building and certain office equipment were damaged in a fire. The fire completely destroyed the portion of the plant where the corporate offices were located but did minimal damage to the processing area or the processing equipment and machinery. The extraordinary gain of $927,041 ($.06 per share), net of income tax of $477,567, represents that portion of the insurance proceeds in excess of the loss incurred by the Company. As of March 31, 2002 the property has been substantially reconstructed.

                  As of March 31, 2001, the net book value of the assets affected by the fire were separately disclosed as "Assets Recoverable Under Insurance Policy" during the reconstruction period.

NOTE C   NOTES PAYABLE

                  Notes payable at March 31, 2002 and 2001 consisted of the following:

                                                                                              March 31,
                                                                                   --------------------------------
                                                                                        2002              2001
                                                                                   --------------    --------------
                  Note payable, secured by property, interest at 8.05%,
                     interest and principal payments of $16,124 due
                     monthly, matures on July 5, 2003.                             $      954,255    $    1,064,857

                  Note payable, secured by property, interest at 9.0%,
                     interest and principal payments of $1,497 due
                     monthly, matures on July 1, 2012.                                    124,607           131,051

                  Note payable, secured by property, interest at 8.0%,
                     interest and principal payments of $702 due
                     monthly, matures on May 23, 2003.                                     12,685            19,784

                  Note payable, secured by property, interest at 7.5%,
                     interest and principal payments of $399 due
                     monthly, matures on November 15, 2002.                                 3,106             7,478

                  Note payable, secured by property, interest at 7.5%,
                     interest and principal payments of $737 due
                     monthly, matures on October 15, 2002.                                  5,038            13,152

                  Note payable to a bank, secured by property and equipment, interest at 9.25%, interest and principal payments of $440
                     due monthly, matures in September 2002.                                2,577             7,379

                                      F-15

               GLOBAL SEAFOOD TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE C   NOTES PAYABLE (Continued)
                                                                                              March 31,
                                                                                   --------------------------------
                                                                                        2002              2001
                                                                                   --------------    --------------
                  Note payable to a bank, secured by property and equipment, interest at 8.0%, interest and principal payments of $492
                     due monthly, matures in January 2004.                                 10,137            15,079

                  Note payable to a bank, secured by property, interest
                     at 8.0%, interest and principal payments of $1,531
                     due monthly, matures in June 2004.                                    37,677            52,310

                  Note payable to a bank, secured by property, interest at
                     8.0%, interest and principal payments of $1,369 due
                     monthly, matures in September 2005.                                   46,745            59,739

                  Note payable to a bank, secured by property, interest at
                     8.50%, interest and principal payments of $739 due
                     monthly, matures in March 2004.                                       15,765            23,360

                  Note payable to a bank, secured by property, interest at
                     8.50%, interest plus principal payments of $1,124 due
                     monthly, matures in January 2005.                                     38,227            51,682

                  Note payable to a bank, secured by property, interest at
                     8.0%, interest and principal payments of $1,447 due
                     monthly, matures June 2004.                                           35,611            49,442

                  Note payable, secured by equipment, interest at 9.4%,
                     interest and principal payments of $813 due monthly,
                     matures May 2006                                                      32,314                -

                  Note Payable, secured by property, interest at 6.5%,
                     interest and principal payments of $470 due monthly,
                     matures September 2006                                                51,899                -

                  Other notes payable                                                          -                236
                                                                                   --------------    --------------
                           Total notes payable                                          1,370,643         1,495,549

                           Less: current portion                                         (223,176)         (199,144)
                                                                                   --------------    --------------

                           Long-term notes payable                                 $    1,147,467    $    1,296,405
                                                                                   ==============    ==============

               GLOBAL SEAFOOD TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE C   NOTES PAYABLE (Continued)

                  Maturities of long-term debt are as follows:

                            Year Ending
                              March 31,                             Amount
                           ---------------                      --------------

                                2003                            $      223,176
                                2004                                   928,579
                                2005                                    56,346
                                2006                                    28,575
                                2007                                    51,723
                                2008 and Thereafter                     82,244
                                                                --------------
                                      Total                     $    1,370,643
                                                                ==============


NOTE D   LINE OF CREDIT

                  The Company has available a line of credit with a bank totaling $1,000,000, bearing interest at prime, maturing June 3, 2002. The line of credit is secured by property, equipment, accounts receivable, and inventory, and is guaranteed by three of the Company's shareholders. There were no notes payable outstanding against the line of credit at March 31, 2002 and 2001.


NOTE E   CAPITAL LEASES

                  The Company leases certain equipment with lease terms through June 2004. Obligations under these capital leases have been recorded in the accompanying consolidated financial statements at the present value of future minimum lease payments.

                  At March 31, 2002, the total cost of these assets included in property and equipment was $141,738 and the accumulated depreciation on these assets totaled $29,297.

                  Obligations under capital leases at March 31, 2002 and 2001 consisted of the following:

                                                            March 31,
                                                  ----------------------------
                                                       2002           2001
                                                  ------------    ------------
                  Total                           $     88,788    $     54,247
                  Less: Current Portion                (30,408)        (20,880)
                                                  ------------    ------------

                      Long-Term Portion           $     58,380    $     33,367
                                                  ============    ============

               GLOBAL SEAFOOD TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E   CAPITAL LEASES (Continued)

                  The future minimum lease payments under these capital leases and the net present value of the future minimum lease payments are as follows:

                   Year Ending
                     March 31,                                                  Amount
                  ---------------                                           --------------
                      2003                                                  $      38,563
                      2004                                                         26,478
                      2005                                                         40,905
                                                                            -------------
                      Total Future Minimum Lease Payments                         105,946
                      Less:  Amount Representing Interest                         (17,158)
                                                                            -------------
                      Present Value of Future Minimum Lease Payments        $      88,788
                                                                            =============

NOTE F   MAJOR CUSTOMERS AND SUPPLIERS

                  The following information is given concerning certain customers who generated sales that were in excess of 10% of total sales in the years ended March 31, 2002, 2001 and 2000, respectively:

                                       Number of               Respective %
                  Year End             Customers              of Total Sales
                  ---------            ---------            --------------------
                    2002                    4                 31%, 14%, 12%, 12%
                    2001                    2                           47%, 29%
                    2000                    2                           34%, 13%

                  All of the significant sales exceeding 10% of total sales for the company were in the seafood processing and packaging business segment, except that in 2002 one customer in the recreational bait segment accounted for 12% of total sales.

                  The Company purchases product from many suppliers, some of whom generate costs that are in excess of 10% of the Company's total product costs. Purchases from these suppliers for the years ended March 31, 2002, 2001 and 2000, respectively, is shown below:

                                       Number of              Respective %
                  Year End             Suppliers       of Total Production Costs
                  ---------            ---------       -------------------------
                    2002                   2                   19%, 11%
                    2001                   2                   22%, 13%
                    2000                   2                   27%, 20%

                  All significant purchases that exceeded 10% during these years were suppliers to the seafood processing and packaging segment.

               GLOBAL SEAFOOD TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE G   INCOME TAXES

                  The provision for income taxes for March 31, 2002, 2001 and 2000 consists of the following:

                                                                                  March 31,
                                                            ------------------------------------------------------
                                                                 2002                2001               2000
                                                            ---------------     ----------------  ----------------
                  Current:
                     Federal Income Taxes                   $       (92,681)    $            -    $             -
                     State Income Taxes                                  -                   -                  -
                  Deferred                                          290,322            (412,100)                -
                                                            ---------------     ----------------  ----------------

                     Total Provision for Income Taxes       $       197,641     $      (412,100)  $             -
                                                            ===============     ===============   ===============


                  A reconciliation of income taxes at the federal statutory rate to the effective tax rate is as follows:
                                                                                  March 31,
                                                            ------------------------------------------------------
                                                                 2002                2001               2000
                                                            ---------------     ----------------  ----------------
                  Income Taxes Computed at the
                     Federal Statutory Rate                 $       193,980     $      (427,777)  $             -
                  Other Non-Deductible Items                          3,661              15,677                 -
                                                            ---------------     ---------------   ----------------

                  Income Tax Expense (Benefit)              $       197,641     $      (412,100)  $             -
                                                            ===============     ===============   ================


                  At March 31, 2002, the Company had net operating loss carryforwards of approximately $1,943,000 that may be offset against future taxable income through 2022.

                  The components of deferred tax assets and liabilities were as follows:
                                                                                               March 31,
                                                                                     ------------------------------
                                                                                          2002            2001
                                                                                     ------------      ------------
                  Deferred Tax Assets:
                     Net Operating Loss Carryforward                                 $    660,605      $    426,700

                  Deferred Tax Liabilities:
                     Property and Equipment                                              (319,823)               -
                                                                                     -------------     ------------

                  Net Deferred Tax Assets                                                 340,782           426,700
                  Deferred Tax Valuation Reserve                                         (206,404)               -
                                                                                     -------------     ------------

                      Total Net Deferred Tax Assets                                  $    134,378      $    426,700
                                                                                     ============      ============

                  As of March 31, 2002 and 2001, the Company had income taxes receivable of $92,680 and $23,493, respectively.

               GLOBAL SEAFOOD TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE H   COMMITMENTS AND CONTINGENCIES

         COMMON STOCK CONTINGENCY

                  The Company is aware of numerous possible claims by individuals that received either through purchase or otherwise, 850,000 forged shares of the Company's common stock that purport to represent issued and outstanding shares. The shares are not listed on the Company's shareholder records and do not represent duly issued and outstanding shares of the Company's common stock. Although no litigation is pending in relation to these shares, it is possible that the Company may have to honor these 850,000 shares of common stock in the future. The shares have not been recorded by the Company at March 31, 2002 since the ultimate outcome is currently not estimatable.

                  The Company is in the process of trying to recover 1,700,000 common shares. The holder of the shares is claiming breach of contract and claims that he is entitled to the shares. The claim is currently in litigation and management intends on vigorously contesting the claim. The Company has filed an answer and a counterclaim against the holder seeking specific performance of a settlement agreement previously entered into. While the possibility that an unfavorable outcome exists, the Company has determined that the potential loss is remote and fully intends on recovering the entire 1,700,000 shares. It is remotely possible, however, that the Company may have to honor these shares in the future, although the shares have not been recorded by the Company as outstanding shares as of March 31, 2002.

         COMMON STOCK OUTSTANDING

                  The Company has recognized 203,400 shares that were previously noted as a contingency and were not recorded by the Company as outstanding shares as of March 31, 2001. These shares, which had been issued for no consideration in 1999, are being reported as issued and outstanding as of March 31, 2002.

         TERMINATION BENEFITS AGREEMENT

                  The Company has entered into a termination benefits agreement with its three key executive officers. In the event there is a change of control of the Company (as defined by the agreement) and the employment of the executive terminates under certain conditions described in the agreement at any time during the three year period following the change of control of the Company, the executive will receive severance pay equal to 299% of the average of the five most recent years annual compensation.

         LEASES

                  The Company leases certain machinery and equipment used in operations under operating leases expiring in 2006. The minimum future payments required under non-cancelable operating leases having remaining terms in excess of one year appear below:

                            Year Ending
                              March 31,                          Amount
                           ---------------                   --------------
                                2003                         $      111,839
                                2004                                 77,838
                                2005                                 30,100
                                2006                                  7,500
                                                             --------------
                                      Total                  $      227,277
                                                             ==============

               GLOBAL SEAFOOD TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE H   COMMITMENTS AND CONTINGENCIES

         LEASES (Continued)

                  Rent expense charged to operations for the years ended March 31, 2002, 2001 and 2000 was $302,743, $282,685, and $241,151,
         respectively.


NOTE I   RELATED PARTY TRANSACTIONS

                  During the years ended March 31, 2002, 2001, and 2000, the Company made sales to affiliates in the amounts of $733,400, $572,281, and $158,477, respectively. In addition, the Company has advanced funds to related companies for operating expenses. Amounts due from affiliates totaled $375,112 and $299,918 at March 31, 2002 and 2001, respectively. Amounts due to affiliates totaled $37,345 and $-0- at March 31, 2002 and 2001, respectively.

                  Notes Payable to a shareholder is unsecured, payable on demand, bearing interest at 10%, with interest payable quarterly. Interest paid to shareholder totaled $11,350, $11,350, and $11,038 for the years ended March 31, 2002, 2001 and 2000, respectively.

                  During the years ending March 31, 2002, 2001 and 2000, the Company paid storage fees to an affiliate totaling $17,129, $97,570, and $-0-, respectively.


NOTE J   OFF-BALANCE SHEET RISK

                  During the year ended March 31, 2002, the Company maintained cash balances in a financial institution in excess of federally insured limits.


NOTE K   STOCK OPTIONS AND WARRANTS OUTSTANDING

         STOCK OPTIONS

                  During the year ended March 31, 2001, the Company adopted the 2000 Equity Incentive Plan under which 3,000,000 shares of common stock have been reserved for issuance as incentive stock options or non-qualified stock options to employees of the Company, exercisable one year after the grant date. The exercise price of any stock option granted under the Plan to an eligible employee will be equal to the fair market value of the shares on the date of grant for incentive stock options and not less that 80% of the fair market value of the shares on the date of grant for non-qualified stock options.

               GLOBAL SEAFOOD TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K   STOCK OPTIONS AND WARRANTS OUTSTANDING (Continued)

         STOCK OPTIONS (Continued)

                  A summary of the status of the Company's stock options as of March 31, 2002 and 2001 and changes during the years ending on those dates is presented below:

                                                                                   Weighted            Weighted
                                                                                    Average             Average
                                                                                   Exercise          Grant Date
                                                                Shares               Price            Fair Value
                                                              ------------       -------------     ----------------
                  Outstanding, March 31, 2000                           -         $        -         $           -
                    Granted                                      1,295,000               1.01                  1.01
                    Exercised                                           -                  -                     -
                    Expired/Canceled                                    -                  -                     -
                                                              ------------        -----------        --------------

                  Outstanding, March 31, 2001                    1,295,000               1.01                  1.01
                    Granted                                             -                  -                     -
                    Exercised                                           -                  -                     -
                    Expired/Canceled                                    -                  -                     -
                                                              ------------        -----------        --------------

                  Outstanding, March 31, 2002                    1,295,000        $      1.01        $         1.01
                                                              ============        ===========        ==============

                  At March 31, 2002 and 2001, 1,295,000 and -0- shares,
         respectively, were exercisable. These options expire ten years after the grant date.

                  The Company applies Accounting Principles Board (APB) 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for all stock option plans. Under APB 25, compensation cost is recognized for stock options granted to employees when the option price is less than the market price of the underlying common stock on the date of grant.

                  FASB Statement 123, "Accounting for Stock-Based Compensation" (ASFAS No. 123"), requires the Company to provide proforma information regarding net income (loss) and net income (loss) per share as if compensation costs for the Company's stock option plans and other stock awards had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock award at the grant date by using the Black-Scholes options pricing model using the following assumptions. The U.S. Treasury rate for the period equal to the expected life of the options was used as the risk-free interest rate. The expected life of the options is 5 to 10 years. The volatility used was1.2486% based upon the historical price per share of shares sold. There are no expected dividends.

                  Under the accounting provisions of SFAS 123, the Company's net income (loss) would have been unchanged for the years ended March 31, 2002, 2001 and 2000.

               GLOBAL SEAFOOD TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE K   STOCK OPTIONS AND WARRANTS OUTSTANDING (Continued)

         WARRANTS

                  In connection with certain investor transactions and certain acquisitions described in Note A, GST has granted warrants for the purchase of the Company's common stock. These warrants expire on various dates through July 2009.

                  A summary of the status of the Company's stock warrants as of March 31, 2002 and 2001 and changes during the years ending on those dates is presented below:

                                                                                   Weighted            Weighted
                                                                                    Average             Average
                                                                                   Exercise          Grant Date
                                                               Warrants              Price            Fair Value
                                                             -------------       -------------     ----------------
                  Outstanding, March 31, 2000                    5,500,000        $      1.20        $         1.11
                    Granted                                         25,000               2.00                  1.78
                    Exercised                                           -                  -                     -
                    Expired/Canceled                                    -                  -                     -
                                                             -------------        -----------        --------------

                  Outstanding, March 31, 2001                    5,525,000        $      1.20        $         1.11
                    Granted                                             -                  -                     -
                    Exercised                                           -                  -                     -
                    Expired/Canceled                                    -                  -                     -
                                                             -------------        -----------        --------------

                  Outstanding, March 31, 2002                    5,525,000        $      1.20        $         1.11
                                                             =============        ===========        ==============

                  At March 31, 2002 and 2001, 5,525,000 shares were exercisable.

                  The Company estimates the fair value of each stock warrant at the grant date by using the Black-Scholes pricing model. The following assumptions were used: risk-free interest rate of 6%, five to ten year expected life, 1.2486% expected volatility, and no expected dividends. Under the accounting provisions of SFAS 123, the Company's net income
         (loss) would have been unchanged for the years ended March 31, 2002, 2001 and 2000. However, additional goodwill of $136,000 was recorded for warrants granted on the asset purchase of Natural Bait Brokers, Inc. during the year ended March 31, 2001 as a result of the 1,500,000 warrants granted pursuant to SFAS 123 (Note A).

               GLOBAL SEAFOOD TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE L   BASIC AND FULLY DILUTED EARNINGS PER SHARE

                  The computations of basic earnings per share of common stock are based on the weighted average number of shares outstanding during the period of the consolidated financial statements. Common stock equivalents, consisting of the preferred shares, options and warrants are not included in the fully diluted earnings per share for the years ended March 31, 2001 and 2000, as they are antidilutive.

                                                                             For the Years Ended
                                                                                  March 31,
                                                             -----------------------------------------------------
                                                                 2002               2001                2000
                                                             -------------      --------------     ----------------
                Loss from Continuing Operations
                  Before Extraordinary Item                  $    (554,153)     $     (395,656)    $       (988,148)
                Discontinued Operations (Net of Tax)                    -              (89,475)             (47,945)
                Extraordinary Item (Net of Tax)                    927,041                  -                    -
                                                             -------------      --------------     ----------------

                Income (Loss) Available to Common
                  Stockholders Used in Basic EPS
                  And After Assumed Conversions
                  Of Dilutive Securities- Numerator          $     372,888      $     (485,131)    $     (1,036,093)
                                                             =============      ==============     ================

                Weighted Average Number of Common
                  Shares Used in Basic EPS                      15,843,403          13,281,970           12,633,545
                Effect of Dilutive Securities:
                  Stock Options                                    256,862                  -                    -
                  Warrants                                         829,857                  -                    -
                                                             -------------      --------------     ----------------

                Weighted Average Number of
                  Common Shares and Dilutive
                  Potential Common Stock Used
                  in Diluted EPS - Denominator                  16,930,122          13,281,970           12,633,545
                                                             =============      ==============     ================

NOTE M   JOINT PARTICIPATION AGREEMENTS

                  On March 20, 2000, the Company entered into a joint participation agreement for the allocation and distribution of profit to be derived from participation in an aquaculture farming operation in the State of Mississippi. As part of the agreement, the other participant paid a $100,000 participation fee to the Company that was recorded as additional capital contributed for the year ended March 31, 2000. In addition, the participant loaned the Company $80,000 to be used for working capital in the operation of the farm. The Company is to provide the agricultural land lease, expertise in producing freshwater prawns, macrobrachia post-larvae to seed the ponds, equipment and housing for the operation of the farm. The Company issued 106,667 shares of common stock during the year ended March 31, 2001 to the participant in lieu of the $80,000 debt.

               GLOBAL SEAFOOD TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE M   JOINT PARTICIPATION AGREEMENTS (Continued)

                  Profits derived from the operation of the farm will be allocated 51% to the Company and 49% to the other participant. No profit had been earned as of March 31, 2002.

                  During the year ended March 31, 2001, the Company entered into a joint venture to establish a freshwater shrimp farm in the Republic of Guyana. The Company is to provide the technology and the delivery of post-larvae as seed stock, and will share in 20% of the net profits. No profit had been earned as of March 31, 2002.

                  On February 5, 2002 the Company entered into a Joint Profit Participation Agreement with AquaPro Corporation for the production of freshwater shrimp in up to 300 acres of ponds that are owned and managed by AquaPro. The Company is to provide the technology and the delivery of post-larvae as seed stock, and will share in the net profits.


NOTE N   SEGMENT REPORTING

                  Global Seafood Technologies, Inc.'s reportable segments are business units that offer different products and services. They are managed separately, because each segment requires different technology, industry knowledge and marketing strategies.

                  The Company has three reportable business segments: seafood, fishing bait and freshwater shrimp. The seafood segment performs full-service processing, packaging and storage of shrimp and other seafood products. The fishing bait segment packages and distributes recreational fishing bait products. The freshwater shrimp segment is engaged in the development and harvesting of farm-grown, freshwater shrimp through its hatchery and nursery facility.

                  The policies applied to determine the segment information are the same as those described in the summary of significant accounting policies (Note A). All significant intersegment transactions have been eliminated in the consolidated financial statements.

                  Management evaluates the performance of each segment based on profit or loss from operations before income taxes, exclusive of nonrecurring gains and losses.

               GLOBAL SEAFOOD TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N   SEGMENT REPORTING (Continued)

                  Financial information as of and for the year ended March 31, 2002, 2001 and 2000 with respect to the reportable segments is as follows:

                                                                      Fishing       Freshwater
                                                    Seafood            Bait           Shrimp              Total
                                                --------------   ---------------   ------------   -----------------
               External Revenues
                  2002                          $   10,695,521   $     2,881,549   $    164,709   $      13,741,779
                  2001                              14,787,501         2,215,887         72,593          17,075,981
                  2000                              12,410,426         1,124,345         57,392          13,592,163
               Cost of Goods Sold
                  2002                               8,849,658         1,507,677        346,150          10,703,485
                  2001                              12,972,760         1,560,747        185,838          14,719,345
                  2000                               9,778,683           543,944         36,054          10,358,681
               Other Income (Expenses)
                  2002                              (2,035,571)       (1,690,158)      (146,644)         (3,872,373)
                  2001                              (1,650,516)       (1,323,923)      (135,113)         (3,109,552)
                  2000                              (2,932,867)       (1,212,845)       (75,918)         (4,221,630)
               Segment Profit (Loss) from
                 Continuing Operations
                 Before Income Taxes
                  2002                                (189,708)         (316,286)      (328,085)           (834,079)
                  2001                                 164,224          (668,782)      (248,358)           (752,916)
                  2000                                (301,125)         (632,443)       (54,580)           (988,148)
               Extraordinary Item (Net of Tax)
                  2002                                 927,041                -              -              927,041
                  2001                                      -                 -              -                   -
                  2000                                      -                 -              -                   -
               Net Earnings (Loss)
                  2002                               1,017,259          (316,286)      (328,085)            372,888
                  2001                                 432,009          (668,782)      (248,358)           (485,131)
                  2000                                (349,070)         (632,443)       (54,580)         (1,036,093)
               Total Assets
                  2002                               5,637,415         1,746,504        795,571           8,179,490
                  2001                               4,923,668         1,789,108        710,772           7,423,548
                  2000                               3,168,968         1,828,224        487,622           5,484,814
               Total Liabilities
                  2002                               2,215,195           950,014        189,191           3,354,400
                  2001                               2,303,814           575,227        174,194           3,053,235
                  2000                               1,454,111           182,667        242,821           1,879,599

                  Other Income (Expenses) in the seafood segment for the year ended March 31, 2000 included a $775,000 impairment loss (Note B).

               GLOBAL SEAFOOD TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE O   DISCONTINUED OPERATIONS

                  Effective December 2000, the Company discontinued the operations of CoMar Foods, Inc. The following is a summary of the loss from discontinued operations resulting from the dissolution of this subsidiary for the years ended March 31, 2001, and 2000, including the tax effect attributable to the discontinued operations.

                                                                                               March 31,
                                                                                     ------------------------------
                                                                                          2001            2000
                                                                                     ------------      ------------
                  NET SALES                                                          $         -       $    613,439

                  EXPENSES:
                     Cost of Sales                                                             -            108,462
                     Depreciation Expense                                                   9,742            37,491
                     Selling, General and Administrative                                  134,573           526,234
                                                                                     ------------      ------------

                           Total Expenses                                                 144,315           672,187
                                                                                     ------------      ------------

                  LOSS BEFORE OTHER INCOME (EXPENSES)                                    (144,315)          (58,748)
                                                                                     ------------      ------------

                  OTHER INCOME (EXPENSES):
                     Other Income                                                              -                181
                     Gain on Disposition of Assets                                             -             56,662
                     Interest Expense                                                          -            (46,040)
                                                                                     ------------      ------------

                           Total Other Income (Expenses)                                       -             10,803
                                                                                     ------------      ------------

                  NET LOSS BEFORE INCOME TAXES                                           (144,315)               -
                  INCOME TAX (BENEFIT)                                                    (54,840)               -
                                                                                     ------------      ------------

                  LOSS FROM DISCONTINUED
                     OPERATIONS NET OF TAX EFFECT                                    $    (89,475)     $    (47,945)
                                                                                     ============      ============

NOTE P   COMMON STOCK PURCHASE AGREEMENT

                  On February 19, 2002, the Company entered into a common stock purchase agreement with Fusion Capital Fund II, LLC pursuant to which Fusion Capital agreed to purchase on each trading day during the term of the agreement $12,500 of the Company's common stock or an aggregate of $10 million. The $10 million of common stock is to be purchased over a forty-month period, subject to a six month extension or earlier termination at the Company's discretion. The purchase price of the shares of common stock will be equal to a price based upon the future market price of the common stock without any fixed discount to the market price. The Company has the right to set a minimum purchase price at any time.

               GLOBAL SEAFOOD TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE P   COMMON STOCK PURCHASE AGREEMENT (Continued)

                  Details of this agreement are included in the registration statement that the Company will file with the Securities and Exchange Commission on Form SB-2 for the sale of up to 8,884,304 shares of its common stock to Fusion Capital. The 16,368,418 shares of common stock outstanding as of March 31, 2002, includes 442,152 shares that were issued to Fusion Capital as a commitment fee for its purchase obligations, and the other 8,442,152 shares remain to be offered to Fusion Capital pursuant to the common stock purchase agreement. The Company estimates that the maximum number of shares it will sell to Fusion Capital under the common stock purchase agreement will be 8,000,000 shares, exclusive of up to 442,152 shares that may be issued to Fusion Capital as a future commitment fee.

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                           CONSOLIDATED BALANCE SHEET

                                                     FYE
                                                   AUDITED                UNAUDITED
                                                   March 31              September 30
                                                     2002                    2002
                                               ----------------        ----------------
CURRENT ASSETS
Cash and cash equivalents                      $        334,580        $         47,038
Accounts Receivable (net)                      $      1,736,833        $      1,681,527
Accounts Receivable - Related                  $        375,112        $         71,726
Income Taxes Receivable                        $         92,680        $         92,680
Pre-paid Expenses                              $         39,000        $         77,999
Inventories                                    $      1,215,458        $      1,202,267
Deferred tax asset, current                    $        454,201        $        454,201
                                               ----------------        ----------------
TOTAL CURRENT ASSETS                           $      4,247,864        $      3,627,438

PROPERTY AND EQUIPMENT
Land                                           $        121,890        $        121,890
Buildings and Improvements                     $      1,650,839        $      2,148,879
Furniture and Fixtures                         $         26,645        $         35,427
Machinery and Equipment                        $      3,862,630        $      4,226,681
Vehicles                                       $         67,325        $         67,325
Water Well                                     $        121,441        $        121,441
Idle Property                                  $        701,944        $        701,944
                                               ----------------        ----------------
TOTAL FIXED ASSETS                             $      6,552,714        $      7,423,587
Less Accumulated Depreciation                  $     (2,894,446)       $     (3,130,578)
                                               ----------------        ----------------
PROPERTY AND EQUIPMENT, NET                    $      3,658,268        $      4,293,009

OTHER ASSETS
Deferred tax asset                             $              -        $              -
Goodwill                                       $        273,000        $        273,000
Deposits                                       $            358        $            358
                                               ----------------        ----------------
Total Other Assets                             $        273,358        $        273,358

TOTAL ASSETS                                   $      8,179,490        $      8,193,805

The accompanying notes are an integral part of these consolidated financial statements

                                         F-29

                          GLOBAL SEAFOOD TECHNOLOGIES, INC.
                              CONSOLIDATED BALANCE SHEET

                                                     FYE
                                                   AUDITED                UNAUDITED
                                                   March 31              September 30
                                                     2002                    2002
                                               ----------------        ----------------
CURRENT LIABILITIES
Accounts Payable                               $      1,407,569        $        939,538
Accounts Payable - Related                     $         37,345        $              -
Accrued expenses                               $         29,232        $         32,821
Notes Payable-Line of Credit                   $              -        $        853,000
Notes Payable, current portion                 $        223,176        $        223,091
Notes Payable - Related                        $        101,000        $        101,000
Obligations under capital leases               $         30,408        $         29,975
                                               -----------------       -----------------
TOTAL CURRENT LIABILITIES                      $      1,828,730        $      2,179,425

LONG-TERM LIABILITIES
Deferred Tax Liability                         $        319,823        $        319,823
Notes Payable                                  $      1,147,467        $      1,031,811
Obligations under capital leases               $         58,380        $         41,094
                                               -----------------       -----------------
TOTAL LONG-TERM LIABILITIES                    $      1,525,670        $      1,392,728

TOTAL LIABILITIES                              $      3,354,400        $      3,572,153

STOCKHOLDER'S EQUITY
Preferred stock                                $              -        $              -
(Issued and outstanding)
Common stock                                   $         16,368        $         16,368
(Issued and outstanding)                             16,368,418              16,368,418
Additional Paid-in Capital                     $      5,630,095        $      5,630,095
Prepaid Non-compete                            $        (47,834)       $        (31,890)
Retained Earnings                              $       (773,539)       $       (992,921)
                                               -----------------       -----------------
TOTAL STOCKHOLDER'S EQUITY                     $      4,825,090        $      4,621,652

TOT. LIAB. AND EQUITY                          $      8,179,490        $      8,193,805

The accompanying notes are an integral part of these consolidated financial statements

                                         F-30

                                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                                      CONSOLIDATED STATEMENT OF OPERATIONS



                                                     UNAUDITED                                      UNAUDITED
                                         For Three Months Ending September 30          For Six Months Ending September 30
                                         ------------------------------------          ----------------------------------
                                               2001                2002                      2001               2002
                                             Restated                                      Restated
                                           -------------       ------------              ------------       -------------
Processing Sales                           $     397,210       $    612,547              $    724,313       $     732,906
Sales of Product                           $   3,295,771       $  1,651,378              $  6,679,324       $   4,423,736
                                           -------------       ------------              ------------       -------------
NET SALES                                  $   3,692,981       $  2,263,926              $  7,403,637       $   5,156,642

EXPENSES
Cost of Sales                              $   2,579,123       $  1,218,920              $  4,920,105       $   3,066,859
Non-compete covenant                       $       7,972       $      7,972              $     15,944       $      15,944
Depreciation & amortization                $      96,726       $    135,565              $    195,747       $     241,468
Bad debt expense                           $           -       $          -              $          -       $           -
Selling, general and administrative        $   1,255,906       $    969,364              $  2,277,102       $   2,005,444
                                           -------------       ------------              ------------       -------------
TOTAL EXPENSES                             $   3,939,728       $  2,331,821              $  7,408,899       $   5,329,716

INCOME BEFORE OTHER ITEMS                  $    (246,747)      $    (67,896)             $     (5,262)      $    (173,074)

Other income                               $      26,478       $     18,822              $     37,833       $      30,681
Interest income                            $       7,145       $        432              $      9,304       $         897
Gain of disposition of assets              $           -       $       (293)             $          -       $       3,160
Interest expense                           $     (28,876)      $    (40,411)             $    (76,016)      $     (80,418)
                                           -------------       ------------              ------------       -------------
TOTAL OTHER INCOME (EXPENSE)               $       4,747       $    (21,450)             $    (28,879)      $     (45,681)

NET INCOME BEFORE TAXES                    $    (242,000)      $    (89,346)             $    (34,141)      $    (218,755)

PROVISION FOR TAXES                        $           -       $          -              $     14,220       $         627

NET INCOME                                 $    (242,000)      $    (89,346)             $    (48,361)      $    (219,382)

Basic Earnings (Loss) Per Share            $       (0.02)      $      (0.01)             $          -       $       (0.01)

Fully Diluted Earnings (Loss) Per Share    $       (0.02)      $      (0.01)             $      (0.00)      $       (0.01)


                      The accompanying notes are an integral part of these consolidated financial statements

                                                                F-31

                                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                   UNAUDITED
                                                                       For Six Months Ending September 30
                                                                  --------------------------------------------
                                                                       2001                          2002
                                                                      Restated
                                                                  --------------                --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)                                                 $      (48,361)               $     (219,382)
Adjustments to Net Income:
Depreciation & Amortization                                       $      211,691                $      257,412
(Gain) Loss on Sale of Assets                                     $            -                $       (3,160)
Bad Debts                                                         $            -                $            -
Changes in Assets and Liabilities:
(Increase) Decrease in Accounts Receivable
and Accounts Receivable Related                                   $     (676,390)               $      358,692
(Increase) Decrease in Taxes Receivable                           $            -                $            -
(Increase) Decrease in Deferred Tax Asset                         $            -                $            -
(Increase) Decrease in Inventories                                $     (778,276)               $       13,191
(Increase) Decrease in Pre-paid Expenses                          $       (9,000)               $      (38,999)
(Increase) Decrease in Deposits                                   $      (10,000)               $            -
Increase (Decrease) in Accounts Payable
and Accounts Payable Related                                      $      239,380                $     (505,376)
Increase (Decrease) in Taxes Payable                              $       14,145                $            -
Increase (Decrease) in Accrued Expenses                           $      (14,953)               $        3,589
                                                                  --------------                --------------
Net Cash Provided (Used) by Operating Activities                  $   (1,071,764)               $     (134,033)

CASH FLOWS FROM INVESTING ACTIVITIES:
Sale of Property and Equipment                                    $            -
Purchase of Property and Equipment                                $     (408,860)               $     (873,049)
                                                                  --------------                --------------
Net Cash Used in Investing Activities                             $     (408,860)               $     (873,049)

CASH FLOWS FROM FINANCING ACTIVITIES:
Additional Capital Contributed                                    $       50,000                $            -
Insurance Advances                                                $      378,766                $            -
Payments on Notes Payable and Leases Payable                      $     (123,780)               $     (133,460)
Proceeds From Notes Payable and Leases Payable                    $      105,541                $      853,000
                                                                  --------------                --------------
Net Cash Provided (Used by)Financing Activities                   $      410,526                $      719,540

NET INCREASE (DECREASE) IN CASH                                   $   (1,070,097)               $     (287,542)

BEGINNING CASH AND CASH EQUIVALENTS                               $    1,313,729                $      334,580

ENDING CASH AND CASH EQUIVALENTS                                  $      243,632                $       47,038



             The accompanying notes are an integral part of these consolidated financial statements

                                                      F-32

                                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                                 Consolidated Statements of Shareholders' Equity



                                              Preferred Stock       Common Stock         Additional              Retained
                                            --------------------  ----------------------  Paid-in    Pre-paid    Earnings
                                             Shares     Amount      Shares     Amount     Capital    Non-compete (Deficit)
                                            ---------  ---------  ----------- ---------- ----------- ----------- -----------
Balance, March 31, 2002                            0         $0   16,368,418    $16,368  $5,630,095   ($47,834)   ($773,539)

Amortization of Non-compete Agreement                                                                   15,944

Net income (loss) for six months
  ended September 30, 2002                                                                                         (219,382)

Balance, September 30, 2002                        0          0   16,368,418     16,368   5,630,095    (31,890)    (992,921)
                                            =========  =========  =========== ========== =========== ========== ============


                    The accompanying notes are an integral part of these consolidated financial statements

                                                           F-33

               GLOBAL SEAFOOD TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A   BASIS OF PRESENTATION

         The consolidated financial statements include those of Global Seafood Technologies, Inc. and its wholly-owned subsidiaries, Custom Pack, Inc., Aquaculture Corporation of America and Killer Bee, Inc. Collectively, they are referred to as "the Company". In consolidation, significant inter-company accounts, transactions, and profits have been eliminated.

         The accompanying unaudited consolidated financial statements of the Company for the six months ended September 30, 2002 and 2001 have been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of this interim information. Operating results and cash flows for interim periods are not necessarily indicative of results for the entire year. Additionally, certain information and footnote disclosures normally included in a full set of financial statements have been condensed or omitted pursuant to the Securities and Exchange Commission rules and regulations. The information included in this report should be read in conjunction with the Company's audited financial statements and notes thereto included in the Company's Annual Report on Form 10-KSB for the year ended March 31, 2002 previously filed with the Securities and Exchange Commission.

NOTE B   PROPERTY AND EQUIPMENT

         On March 30, 2001, the Company's principal building and certain office equipment were damaged in a fire. The fire completely destroyed the portion of the plant where the corporate offices were located but did minimal damage to the processing area or the processing equipment and machinery. As of March 31, 2002 the property had been substantially reconstructed, and the extraordinary gain of $927,041 ($.06 per share), net of income tax of $477,567, represented that portion of the insurance proceeds in excess of the loss incurred by the Company. Subsequent to March 31, 2002 the Company acquired] $280,624 in fixed assets from the remaining portion of insurance proceeds.

NOTE C   LINE OF CREDIT

         The Company has available a line of credit with a bank totaling $1,000,000, bearing interest at prime, maturing October 6, 2003. The line of credit is secured by property, equipment, accounts receivable, and inventory, and is guaranteed by three of the Company's shareholders. There were no notes payable outstanding against the line of credit at March 31, 2002 or September 30, 2001. $853,000 was outstanding under the line of credit on September 30, 2002.

NOTE D   COMMITMENTS AND CONTINGENCIES

         COMMON STOCK CONTINGENCY

         The Company is aware of numerous possible claims by individuals that received either through purchase or otherwise, 850,000 forged shares of the Company's common stock that purport to represent issued and outstanding shares. The shares are not listed on the Company's shareholder records and do not represent duly issued and outstanding shares of the Company's common stock. Although no litigation is pending in relation to these shares, it is possible that the Company may have to honor these 850,000 shares of common stock in the future. The shares have not been recorded by the Company at March 31, 2002 since the ultimate outcome is currently not estimatable.

         The Company is in the process of trying to recover 1,700,000 common shares. The holder of the shares is claiming breach of contract and claims that he is entitled to the shares. The claim is currently in litigation and management intends on vigorously contesting the claim. The Company has filed an answer and a counterclaim against the holder seeking specific performance of a settlement agreement previously entered into. While the possibility that an unfavorable outcome exists, the Company has determined that the potential loss is remote and fully intends on recovering the entire 1,700,000 shares. It is remotely possible, however, that the Company may have to honor these shares in the future, although the shares have not been recorded by the Company as outstanding shares as of March 31, 2002 or September 30, 2002.

         COMMON STOCK OUTSTANDING

         The Company has recognized 203,400 shares that were previously noted as a contingency and were not recorded by the Company as outstanding shares as of March 31, 2001. These shares, which had been issued for no consideration in 1999, are being reported as issued and outstanding as of March 31, 2002 and September 30, 2002.

         TERMINATION BENEFITS AGREEMENT

         The Company has entered into a termination benefits agreement with its three key executive officers. In the event there is a change of control of the Company (as defined by the agreement) and the employment of the executive terminates under certain conditions described in the agreement at any time during the three year period following the change of control of the Company, the executive will receive severance pay equal to 299% of the average of the five most recent years annual compensation.

NOTE E   STOCK OPTIONS AND WARRANTS OUTSTANDING

         STOCK OPTIONS

         During the year ended March 31, 2001, the Company adopted the 2000 Equity Incentive Plan under which 3,000,000 shares of common stock have been reserved for issuance as incentive stock options or non-qualified stock options to employees of the Company, exercisable one year after the grant date. The exercise price of any stock option granted under the Plan to an eligible employee will be equal to the fair market value of the shares on the date of grant for incentive stock options and not less that 80% of the fair market value of the shares on the date of grant for non-qualified stock options.

         A summary of the status of the Company's stock options as of March 31, 2002 and September 30, 2002 and changes during the year and six months ending on those dates, respectively, is presented below:

                                                                                   Weighted            Weighted
                                                                                    Average             Average
                                                                                   Exercise          Grant Date
                                                                Shares               Price            Fair Value
                                                              ------------       -------------     ----------------
                  Outstanding, March 31, 2001                    1,295,000        $     1.01         $        1.01
                    Granted
                    Exercised                                           -                  -                     -
                    Expired/Canceled                                    -                  -                     -
                                                              ------------        -----------        --------------

                  Outstanding, March 31, 2002                    1,295,000               1.01                 1.01
                    Granted                                             -                  -                     -
                    Exercised                                           -                  -                     -
                    Expired/Canceled                                25,000                 -                     -
                                                              ------------        -----------        --------------

                  Outstanding, September 30, 2002                1,270,000        $      1.01        $        1.01
                                                              ============        ===========        =============

         At March 31, 2002, 1,295,000 shares were exercisable, and at September 30, 2002, 1,270,000 shares were exercisable. These options expire ten years after the grant date.

         The Company applies Accounting Principles Board (APB) 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for all stock option plans. Under APB 25, compensation cost is recognized for stock options granted to employees when the option price is less than the market price of the underlying common stock on the date of grant.

         FASB Statement 123, "Accounting for Stock-Based Compensation" (ASFAS No. 123"), requires the Company to provide proforma information regarding net income (loss) and net income (loss) per share as if compensation costs for the Company's stock option plans and other stock awards had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock award at the grant date by using the Black-Scholes options pricing model using the following assumptions. The U.S. Treasury rate for the period equal to the expected life of the options was used as the risk-free interest rate. The expected life of the options is 5 to 10 years. The volatility used was1.2486% based upon the historical price per share of shares sold. There are no expected dividends.

         Under the accounting provisions of SFAS 123, the Company's net income
         (loss) would have been unchanged for the year ended March 31, 2002, and the six month periods ended September 30, 2002 and 2001.

         WARRANTS

         In connection with certain investor transactions and certain acquisitions described in Note A, GST has granted warrants for the purchase of the Company's common stock. These warrants expire on various dates through July 2009.

         A summary of the status of the Company's stock warrants as of March 31, 2002 and September 30, 2002 and changes during the year and the six months ending on those dates, respectively, is presented below:

                                                                                   Weighted            Weighted
                                                                                    Average             Average
                                                                                   Exercise          Grant Date
                                                               Warrants              Price            Fair Value
                                                             -------------       -------------     ----------------
                  Outstanding, March 31, 2001                    5,525,000        $      1.20        $        1.11
                    Granted                                             -                  -                     -
                    Exercised                                           -                  -                     -
                    Expired/Canceled                                    -                  -                     -
                                                             -------------        -----------        --------------
                  Outstanding, March 31, 2002                    5,525,000        $      1.20        $        1.11
                    Granted                                             -                  -                     -
                    Exercised                                           -                  -                     -
                    Expired/Canceled                                    -                  -                     -
                                                             -------------        -----------        --------------
                  Outstanding, September 30, 2002                5,525,000        $      1.20        $        1.11
                                                             =============        ===========        =============

         At March 31, 2002 and September 30, 2002, 5,525,000 shares were exercisable.

         The Company estimates the fair value of each stock warrant at the grant date by using the Black-Scholes pricing model. The following assumptions were used: risk-free interest rate of 6%, five to ten year expected life, 1.2486% expected volatility, and no expected dividends. Under the accounting provisions of SFAS 123, the Company's net income
         (loss) would have been unchanged for the years ended March 31, 2002, 2001 and 2000. However, additional goodwill of $136,000 was recorded for warrants granted on the asset purchase of Natural Bait Brokers, Inc. during the year ended March 31, 2001 as a result of the 1,500,000 warrants granted pursuant to SFAS 123 (Note A).

NOTE F   BASIC AND FULLY DILUTED EARNINGS PER SHARE

         The computations of basic earnings per share of common stock are based on the weighted average number of shares outstanding during the period of the consolidated financial statements. Common stock equivalents, consisting of the preferred shares, options and warrants are not included in the fully diluted earnings per share for the six month period ending September 30, 2002, as they are antidilutive.

                                                                                          September 30,
                                                                March 31,       ----------------------------------
                                                                 2002               2002                2001
                                                             -------------      --------------     ----------------
                Income or (Loss)
                  From Continuing Operations
                  Before Extraordinary Item                  $    (554,153)     $     (219,382)    $        (48,361)
                Discontinued Operations (Net of Tax)                    -
                Extraordinary Item (Net of Tax)                    927,041                  -                    -
                                                             -------------      --------------     ----------------

                Income (Loss) Available to Common

                  Stockholders Used in Basic EPS
                  And After Assumed Conversions
                  Of Dilutive Securities - Numerator         $     372,888      $     (219,382)    $        (48,361)
                                                             =============      ==============     ================

                Weighted Average Number of Common
                  Shares Used in Basic EPS                      15,843,403          16,368,418           15,117,742
                Effect of Dilutive Securities:
                  Stock Options                                    256,862                  -                     -
                  Warrants                                         829,857                  -                     -
                                                             -------------      --------------     ----------------

                Weighted Average Number of
                  Common Shares and Dilutive
                  Potential Common Stock Used
                  in Diluted EPS - Denominator                  16,930,122          16,368,418           15,117,742
                                                             =============      ==============     ================

NOTE N   COMMON STOCK PURCHASE AGREEMENT

         On February 19, 2002, the Company entered into a common stock purchase agreement with Fusion Capital Fund II, LLC pursuant to which Fusion Capital agreed to purchase on each trading day during the term of the agreement $12,500 of the Company's common stock or an aggregate of $10 million. The $10 million of common stock is to be purchased over a forty-month period, subject to a six month extension or earlier termination at the Company's discretion. The purchase price of the shares of common stock will be equal to a price based upon the future market price of the common stock without any fixed discount to the market price. The Company has the right to set a minimum purchase price at any time.

         Details of this agreement are included in the registration statement that the Company has filed with the Securities and Exchange Commission on Form SB-2 for the sale of up to 10,000,000 shares of its common stock to Fusion Capital. The 16,368,418 shares of common stock outstanding as of March 31, 2002 and September 30, 2002, includes 442,152 shares that were issued to Fusion Capital as a commitment fee for its purchase obligations, and the other 9,557,848 shares remain to be offered to Fusion Capital pursuant to the common stock purchase agreement. The Company estimates that the maximum number of shares it will sell to Fusion Capital under the common stock purchase agreement will be 9,115,696 shares, exclusive of up to 442,152 shares that may be issued to Fusion Capital as a future commitment fee.